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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                           SCOTSMAN INDUSTRIES, INC.
                           (Name of Subject Company)

                           SCOTSMAN INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                         _________809340 10 2_________
                     (CUSIP Number of Class of Securities)

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                                DONALD D. HOLMES
                             VICE PRESIDENT-FINANCE
                             820 FOREST EDGE DRIVE
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 215-4500
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

                                 THOMAS A. COLE
                               STEVEN SUTHERLAND
                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Scotsman Industries, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 820 Forest Edge Drive, Vernon Hills, Illinois 60061. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $.10 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer by Berisford Acquisition Corporation (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Welbilt Corporation, a Delaware corporation ("Parent"), which is indirectly wholly owned by Berisford plc, a public limited company organized under the laws of England and Wales ("Berisford"), to purchase all outstanding Shares at a purchase price of $33.00 per share (such purchase price, as it may be increased pursuant to the terms of the Merger Agreement (as defined below) is hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 dated July 9, 1999 (the "Schedule 14D-1"), as filed by Offeror, Parent and Berisford with the Securities and Exchange Commission (the "SEC"). The Schedule 14D-1 states that the address of the principal executive offices of the Offeror and Parent is 225 High Ridge Road, Stamford, Connecticut 06905, and the address of the principal executive office of Berisford is Washington House, 40-41 Conduit Street, London W1R 9FB, United Kingdom.

    The Offer is being made pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 1, 1999 among Parent, the Offeror and the Company. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, the Offeror will be merged (the "Merger") with and into the Company, with the Company surviving the Merger (as such, the "Surviving Corporation") as a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time (the "Effective Time") of the Merger (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Offeror or any other subsidiary of Parent (other than shares owned by an employee benefit plan of the Company, Parent, the Offeror or any subsidiary of the Company, Parent or the Offeror) or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL") with respect to their Shares) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $33.00 per Share (or any higher price paid per Share in the Offer), net to the record holder thereof, in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Shares.

    The Merger Agreement is more fully described below in Item 3. A copy of the Merger Agreement is filed as an Exhibit hereto and is incorporated herein by reference in its entirety. A copy of the joint press release issued by the Company and Berisford on July 2, 1999 is filed as an Exhibit hereto and is incorporated herein by reference in its entirety.

ITEM 3.  IDENTITY AND BACKGROUND.

        (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

        (b)(1)  Certain Contracts, Agreements, Arrangements and Understandings

    Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers and between Parent and the Company are described in the Company's Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934 and

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Rule 14f-1 thereunder (the "Information Statement") dated the date hereof under
"Information Concerning the Board of Directors," "Directors' Fees and Compensation," "Security Ownership of Management," "Principal Stockholders," "Executive Compensation," "Options and Stock Appreciation Rights," "Pension Plans," "Executive Compensation and Severance Agreements, Including Change of Control Provisions," "Other Agreements," and "Option Plans." The Information Statement is attached hereto as Schedule I, filed as an Exhibit hereto and incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors and executive officers are contained in the Merger Agreement and are described below under "Merger Agreement."

        (b)(2)  Certain Background Information.

    In January 1998, Richard C. Osborne, the Chairman of the Board, President and Chief Executive Officer of the Company, contacted Andrew Roake, the Chief Executive Officer of Parent to express the Company's interest in pursuing an acquisition of the ice machine business of Berisford. The Company and Parent executed a confidentiality agreement and the Company received certain confidential information regarding the business. The Company eventually made an offer to purchase the business, which offer was not accepted by Berisford.

    From time to time in 1998 Mr. Osborne had various telephone conversations and other discussions at industry trade shows and similar events with Mr. Roake regarding possible cooperative arrangements between the companies, such as possible marketing alliances. On November 12, 1998 Mr. Osborne met in London with Mr. Alan J. Bowkett, who was at that time the Chief Executive Officer of Berisford, to discuss aspects of a possible marketing alliance and their respective views of strategies and industry direction.

    On March 11, 1999 Mr. Osborne met with Messrs. Bowkett and Roake in New York to further discuss potential relationships between the companies. At this meeting Messrs. Bowkett and Roake indicated that Berisford was interested in pursuing a possible business combination with the Company and discussed on a preliminary basis alternative transaction structures, including a possible acquisition of the Company and a preliminary indication of the price which might be offered in any possible transaction.

    At a special meeting of the Company's Board of Directors on March 16, 1999, Mr. Osborne advised the Board of Berisford's indication of interest. The Board authorized management to evaluate the potential alternatives and report back to the Board and to continue exploring preliminary discussions with Berisford.

    At a special meeting of the Company's Board of Directors on April 12, 1999, the Board reviewed strategic alternatives available to the Company. Counsel for the Company advised the Board as to the fiduciary duties of directors. The Board authorized the retention of Morgan Stanley & Co. Incorporated ("Morgan Stanley") as the Company's financial advisor, and representatives of Morgan Stanley made a financial presentation to the Board, including a preliminary financial analysis and valuation of the Company. The Board authorized management to continue exploring preliminary discussions with Berisford.

    In mid to late April 1999, counsel for the Company and counsel for Berisford negotiated the terms of a confidentiality and standstill agreement between the Company and Berisford. On April 29, 1999 the Company and Berisford executed a confidentiality and standstill agreement.

    In the first quarter of 1999 Mr. Osborne also received an unsolicited contact from a representative of an investment fund (the "First Company"). The representative expressed an interest in arranging an acquisition of the Company involving the First Company and one or more companies which operate businesses in the Company's industry or related industries. Mr. Osborne responded that he would advise the Board of the interest and that the Board would consider the interest in due course.

    On April 30, 1999 Mr. Osborne and Donald D. Holmes, the Vice
President-Finance and Secretary of the Company met outside Birmingham, England with Mr. Bowkett and Mr. Jonathan Findler, the finance

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director of Berisford, to continue the earlier preliminary discussions. Mr.
Osborne provided limited financial information regarding the Company.

    On May 11, 1999 Mr. Osborne met at the Company's offices with a representative of the First Company to discuss the First Company's expression of interest. The parties discussed in general terms a possible acquisition of the Company but did not negotiate or discuss the structure or terms of any possible acquisition.

    At the regular meeting of the Company's Board of Directors on May 13, 1999, management updated the Board on the discussions and representatives of Morgan Stanley made a financial presentation to the Board, including an updated preliminary financial analysis and valuation of the Company. Counsel for the Company advised the Board as to its fiduciary duties. The Board discussed the reasons for and basis on which it might proceed to negotiate with Berisford without first actively seeking alternative proposals, including the effect of certain contractual provisions which might be negotiated and which would permit potential competing proposals for an acquisition of the Company (the "Provisions"). The Board authorized management to continue discussions with Berisford on such basis.

    Subsequent to the Board meeting, Mr. Osborne and representatives of Morgan Stanley had various conversations with Mr. David Williams, the current Chief Executive Officer of Berisford and Mr. Roake and representatives of Schroder & Co. Inc. ("Schroders"), the financial advisor to Berisford. In these conversations they communicated the Board's authorization and the required basis for continuing discussions, including the ability of Parent to reach a specified price in excess of the Offer Price upon completion of due diligence and definitive documentation. Counsel for the Company provided to counsel for Berisford an outline of the Provisions which included (i) a "no shop" provision that included "fiduciary outs" which would allow the Company to provide information to and negotiate with a third party desiring to make a competing proposal in certain circumstances but did not require notification to Berisford of such a proposal or a contractual right of Berisford to match any such proposal, (ii) a right of the Company to terminate the merger agreement in the event of a superior competing proposal with payment to Berisford of a "break up" fee not greater than 2.5% of the equity value of the transaction with Berisford,
(iii) no Company or shareholder "lock-up" option granted to Berisford, (iv) a provision permitting the Company to include in the press release announcing the transaction a reference to the Company's ability to provide information to and negotiate with a third party desiring to make a competing proposal, (v) a provision permitting the Company to file publicly the merger agreement and the press release immediately following the execution of the merger agreement and
(vi) provisions that the Offer would commence five business days after public announcement of the transaction (the latest date permitted under federal securities laws) and would remain open for 25 business days (five more business days than required under federal securities laws) in order to provide any potential competing bidder extra time to do so. Berisford indicated that it could substantially agree in concept to the Provisions.

    Beginning the week of May 24, 1999, the Company and its counsel made available to representatives of Berisford a data room of confidential information and senior management of the Company met with and reviewed with representatives of Berisford the Company's businesses and results of operations. Those results indicated that the preliminary estimated operating results for the Company's quarter ending July 4, 1999 (the "Second Quarter") would likely be below prior forecasts previously provided to Berisford.

    At a special telephonic meeting of the Company's Board of Directors on May 25, 1999, management updated the Board on the discussions.

    On May 28, 1999 the First Company sent to Mr. Osborne a letter indicating that it had begun discussions with potential debt and equity financing sources on the basis of which the First Company indicated a broad range of prices (the upper end of which was above the Offer Price) that might be achievable. The First Company stated that it would need to work with the Company to determine the current outlook and potential synergies. The indicated range of prices had been determined based on publicly available financial information about the Company and did not reflect the preliminary results for the Second Quarter or any projections, including projected results of operations beyond the Second

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Quarter. Subsequent to his receipt of the letter from the First Company, Mr.
Osborne had additional contacts with the representative of the First Company but such contacts did not include any negotiation of the terms of a possible acquisition of the Company by the First Company.

    During the week of May 31, 1999 representatives of Berisford and Schroders continued their due diligence investigation of the Company. In addition, during that week the Company gathered further information about the preliminary estimated operating results for the Second Quarter and the projected results of operations beyond the Second Quarter from the managers of the Company's principal operating units. Representatives of Berisford confirmed that they continued to be interested in an acquisition of the Company, but that in light of those preliminary estimated operating results and Berisford's analysis of certain contractual obligations of the Company, they might not be able to achieve the previously indicated price, which was above the Offer Price.

    On June 2, 1999 Mr. Osborne had a telephone conversation with a representative of a large diversified company (the "Second Company"). The representative of the Second Company expressed an unsolicited indication of interest in acquiring the Company at a price substantially below the Offer Price and the price then being discussed with Berisford. The indication from the Second Company had been determined based on publicly available financial information about the Company and did not reflect the preliminary results for the Second Quarter or any projections, including projected results of operations beyond the Second Quarter. Representatives of the Second Company reported that they would follow up on their expression of interest and possibly send a letter to the Company confirming their expression of interest. No such letter has been received and no further contact was received from the Second Company until representatives of Morgan Stanley received a contact (which is described below) from a financial advisor to the Second Company on July 2, 1999 after the public announcement of the transaction.

    On June 3, 1999 counsel for Berisford delivered to counsel for the Company a draft merger agreement which incorporated some but not all of the Provisions.

    The Company's Board of Directors held a telephonic meeting on June 4, 1999. Because of the contacts with the First Company and an affiliation of Donald C. Clark, a director of the Company, with the First Company, Mr. Clark recused himself from that meeting and all subsequent meetings on the proposed transaction. At the June 4 meeting, management updated the Board on discussions and contacts. Management reviewed with the Board the preliminary estimated operating results in the Second Quarter and further projected results of operations for the Company. Counsel for the Company reviewed the principal provisions of the draft merger agreement and described certain material differences with respect to the Provisions previously delivered to Berisford. The Board authorized management to continue discussions with Berisford.

    During the week of June 7, 1999 representatives of Berisford continued their due diligence investigation of the Company and counsel for the Company provided comments on the draft merger agreement.

    On June 9, 1999 the Company provided to representatives of Berisford updated preliminary estimated operating results for the Second Quarter and beyond. On June 11, 1999, representatives of Schroders indicated to representatives of Morgan Stanley that Berisford continued to be committed to an acquisition of the Company but that, in light of the preliminary estimated operating results for the Second Quarter and beyond, Berisford was not prepared to offer the price previously indicated, but that they wished to meet with additional members of management to further discuss the estimated and projected results of operations.

    At a telephonic meeting of the Company's Board of Directors on June 11, 1999, members of management and Morgan Stanley reported on the discussions and updated the Board on the preliminary estimated operating results for the Second Quarter and beyond. At that meeting the Board reviewed alternative courses of action and determined to continue discussions with Berisford and to seek a specified price, which was an amount above the Offer Price.

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    On June 11, 1999 and thereafter representatives of Morgan Stanley contacted representatives of Schroders to advise them of the Board's determinations. On June 14, 1999 representatives of Schroders indicated that Berisford was prepared to recommend the price specified by the Board but that Berisford needed additional information and reiterated Berisford's request for further due diligence, including meetings with additional members of management and visits to the Company's principal manufacturing facilities.

    At telephonic meetings of the Company's Board of Directors on June 15 and June 17, 1999, management and Morgan Stanley updated the Board on the discussions. Counsel for the Company reviewed the principal remaining issues reflected in the draft merger agreement. The Board reviewed alternative courses of action and authorized management and its advisors to continue discussions with Berisford.

    On June 15, 1999 counsel for the Company provided to counsel for Berisford further comments on the draft merger agreement and over the following few days Mr. Osborne and representatives of Morgan Stanley communicated to representatives of Berisford and Schroders that the Company would consider their requests for further due diligence based on the responses to those comments.

    On June 18, 1999 counsel for Berisford provided to counsel for the Company revised sections of the draft merger agreement which fully incorporated the Provisions. Thereafter Mr. Osborne and representatives of Morgan Stanley contacted representatives of Berisford and Schroders to inform them that in light of those revisions the Company would permit the meetings with additional members of management of the Company.

    On June 21 and June 22, 1999 a series of due diligence meetings were held between members of the Company's management (including the managers of the Company's principal business units) and Morgan Stanley and representatives of Berisford, Schroders and Berisford's accountants.

    On June 23 and June 24, 1999 various conversations occurred between representatives of Morgan Stanley and Schroders. The representatives of Schroders indicated that Berisford's financial analysis had been completed, that its financing was in place and that Berisford was willing to offer a specified price below the Offer Price, subject to satisfactory negotiation of the remaining outstanding issues on the merger agreement and visits to the Company's principal manufacturing facilities.

    At a telephonic meeting of the Board of Directors on June 24, 1999 the Board was updated on the status of discussions and management provided a further update on the preliminary operating results for the Second Quarter and further projected results for the Company. Counsel for the Company updated the Board on the remaining open issues on the merger agreement. The Board authorized management to attempt to elicit from Berisford their best and final offer and report back to the Board.

    On June 24 and June 25, 1999 Mr. Osborne and representatives of Morgan Stanley had further conversations and negotiations with representatives of Berisford and Schroders in an attempt to elicit a higher offer. On June 25, 1999, representatives of Schroders informed representatives of Morgan Stanley that Berisford was prepared to offer $33 per Share in the transaction, subject to negotiation of the remaining outstanding issues in the merger agreement and Berisford's visits to the Company's principal manufacturing facilities.

    At a telephonic meeting of the Board of Directors on June 25, 1999, the Board was updated on the status of discussions, including Berisford's increased indication of $33 per Share as the price it would be willing to offer. Representatives of Morgan Stanley orally provided the Board with an updated preliminary financial analysis. Counsel for the Company described the remaining open issues in the draft merger agreement. The Board reviewed alternative courses of action and authorized management and the advisors to continue to negotiate the definitive terms of a transaction with Berisford. On June 25, 1999 counsel for Berisford delivered to counsel for the Company a revised draft merger agreement and subsequently counsel for the Company provided further comments on the draft.

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    From June 28 to June 30, 1999 representatives of Berisford visited the principal manufacturing facilities of the Company and representatives of Berisford and counsel for Berisford completed their due diligence review of the Company.

    On June 28, 1999 the Board of Directors of the Company met at the offices of Sidley & Austin. Messrs. Rettig and Kennedy participated by telephone. The Board was updated on the status of discussions. After being briefed by counsel for the Company as to its fiduciary duties in connection with the proposed transaction, the Board reviewed the terms of the draft merger agreement, including the Provisions. Morgan Stanley gave a financial presentation to the Board, including a review of Berisford's offer and a valuation of the Company. Morgan Stanley reviewed the general content of a fairness opinion which it would be prepared to provide. The Board reviewed alternative courses of action and received management's recommendation to conclude negotiations with Berisford. The Board authorized management to conclude negotiations with Berisford and present to the Board a final transaction.

    From June 29 to July 1, 1999 the parties concluded their negotiation of the draft merger agreement and reviewed and finalized a draft joint press release to announce the transaction.

    On July 1, 1999 the Board of Directors met by telephone conference. The Board was updated on the status of the draft merger agreement and the changes negotiated since the last Board meeting, as well as agreed upon language to be included in the press release announcing the transaction. Morgan Stanley reviewed and reaffirmed its June 28, 1999 presentation to the Board and reviewed with the Board the draft commitment letters proposed to be entered into by Berisford to finance the acquisition. Morgan Stanley provided the Board with its oral opinion (which was later confirmed in writing) that the consideration to be received by the holders of Shares pursuant to the draft merger agreement is fair from a financial point of view to such holders. Upon management's recommendation the Board approved the Merger Agreement in the form presented to the Board subject to such final revisions as management might approve in connection with further negotiations.

    During the evening of July 1, 1999 counsel for the Company continued to discuss the provisions of the merger agreement with counsel for Berisford. After having satisfactorily resolved all issues, the Company, Parent, the Offeror and Berisford executed the Merger Agreement.

    The transaction was publicly announced on July 2, 1999 prior to the opening of trading on the New York and London Stock Exchanges. On July 2, 1999 the Company filed a Current Report on Form 8-K which included as exhibits the Merger Agreement and the joint press release announcing the transaction.

    On July 2, 1999, after the public announcement of the Merger Agreement, a representative of the First Company contacted Mr. Osborne by telephone and Mr. Osborne and, in a subsequent conversation, a representative of Morgan Stanley referred the representative of the First Company to the press release and noted that the Merger Agreement had been publicly filed. On July 2, 1999 a representative of a financial advisor to the Second Company contacted representatives of Morgan Stanley by telephone. The representatives of Morgan Stanley referred the representative of the Second Company to the press release and noted that the Merger Agreement had been publicly filed.

        (b)(3)  Merger Agreement.

    THE FOLLOWING SUMMARY OF THE MERGER AGREEMENT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, A COPY OF WHICH HAS BEEN FILED AS AN EXHIBIT HERETO AND IS INCORPORATED HEREIN BY REFERENCE.

    THE OFFER. Pursuant to the Merger Agreement, the Offeror was required to commence the Offer on July 9, 1999. The obligation of the Offeror to commence the Offer and accept for payment, and pay for, any Shares validly tendered prior to the expiration of the Offer and not withdrawn will be subject only to the conditions (the "Offer Conditions") (any of which may be waived in whole or in part by the Offeror in the sole discretion of the Offeror, except that the Offeror may not waive the Minimum Condition (as

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defined below) without the consent of the Company) that (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, when added to the Shares, if any, beneficially owned by Parent or the Offeror, would constitute at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"); (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated and consents required from a foreign Governmental Entity (as defined below) shall have been obtained where the failure to obtain such consent would reasonably be expected to have a material adverse effect on the Company or Parent; (iii) the acquisition of the Company shall have been approved by the shareholders of Berisford; (iv) approval under any applicable European antitrust law applicable to the purchase of Shares pursuant to the Offer shall have been obtained where the failure to obtain such approval would reasonably be expected to have a material adverse effect on the Company or Parent; and (v) none of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

        (a) there shall be threatened or pending by a Governmental Entity any suit, action or proceeding (i) seeking to prohibit or impose any material limitations on Parent's or the Offeror's ownership or operation (or that of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, taken as a whole, (ii) seeking to compel Parent or the Offeror or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, as a result of the Offer or the transactions contemplated by the Merger Agreement, (iii) challenging the acquisition by Parent or the Offeror of any Shares pursuant to the Offer,
    (iv) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (v) seeking to obtain from the Company any damages that would reasonably be expected to have a material adverse effect on the Company, (vi) seeking to impose material limitations on the ability of the Offeror, or rendering the Offeror unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (vii) seeking to impose material limitations on the ability of the Offeror or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (viii) which otherwise would reasonably be expected to have a material adverse effect on the Company or, as a result of the transactions contemplated by the Merger Agreement, Parent and its subsidiaries;

        (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (viii) of paragraph (a) above;

        (c) there shall have occurred after the commencement of the Offer and continued to exist for not less than three business days (1) any general suspension of trading in, or limitation on prices for, securities on the New York or London Stock Exchanges (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions and excluding any coordinated trading halt triggered as a result of a specific decrease in a market index), (2) a declaration of a banking moratorium or suspension of payments in respect of banks in the United Kingdom or the United States, (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United Kingdom or the United States, (4) any limitation (whether or not mandatory) by any United States governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions, which in any case would reasonably be expected to have a material adverse

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    effect on the Company or materially adversely affect Parent's or the
    Offeror's ability to complete the Offer and the Merger;

        (d) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in each case at the date of the Merger Agreement and at the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and correct as of such date or with respect to such period) or the Company shall have breached or failed to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case, where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), or the failure to perform or comply with such obligations, agreements or covenants, do not, individually or in the aggregate, have a material adverse effect on the Company or a material adverse effect on the ability of the Company, Parent or the Offeror to consummate the Offer or the Merger;

        (e) the Company's Board of Directors (the "Board") (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or the Offeror (including by amendment of this Statement) its recommendation of the Offer, the Merger Agreement, or the Merger, (ii) shall have recommended any Takeover Proposal (as defined below), or (iii) shall have adopted any resolution to effect any of the foregoing;

        (f) any person or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than Parent, the Offeror or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 25% or more of the Shares; or

        (g) the Merger Agreement shall have been terminated in accordance with its terms.

    As used above with respect to the Company, the phrase "material adverse effect" means any change or effect that is materially adverse to the business, properties, assets, prospects, financial condition or results of operations of the Company and its subsidiaries taken as a whole (other than certain changes or effects specified in the Merger Agreement). For purposes of the Merger Agreement, a "subsidiary" is defined as, with respect to any person, any corporation, partnership, joint venture or other entity, whether incorporated or unincorporated, of which such person or any other subsidiary of such person (i) owns, directly or indirectly, 50% or more of the outstanding voting securities or equity interests, (ii) is entitled to elect at least a majority of the board of directors or similar governing body or (iii) is a general partner (excluding such partnerships where such person or any subsidiary of such person do not have a majority of the voting interests in such partnership). In addition, a "Governmental Entity" is defined as a (i) nation, state, county, city, town, village, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); or (iv) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

    The Merger Agreement provides that, without the Company's prior written consent, the Offeror may not: (i) decrease the Offer Price, (ii) change the initial scheduled expiration of the Offer to a date earlier than the date 25 business days after the Offer is commenced, (iii) change the form of consideration to be paid in the Offer or decrease the number of Shares sought,
(iv) except as permitted in the next sentence, extend the Offer, or (v) amend any other condition of the Offer in any manner adverse to the holders of the Shares or impose additional conditions. Notwithstanding the foregoing, the Offeror may: (i) from time to time until such time as all such conditions are satisfied or waived, extend the expiration date if on the initial scheduled expiration date of the Offer all conditions to the Offer shall not have been satisfied or waived; (ii) increase the Offer Price and extend the Offer to the extent required by applicable law in connection with such increase; or (iii) extend the Offer for a period not to exceed five business days, notwithstanding that all of the conditions to the Offer are satisfied, if, immediately prior to the initial expiration date of the Offer, the Shares validly tendered and not withdrawn pursuant to the Offer equal more than 75% but less than 90% of the outstanding Shares. Parent and the Offeror have agreed that the Offeror will not terminate the Offer between scheduled expiration dates (unless the Merger Agreement is terminated) and that, in the event that the Offeror would otherwise be entitled to terminate the Offer at any scheduled expiration date due to the failure of one or more of the Offer Conditions, the Offeror shall extend the Offer until such date as the Offer Conditions have been satisfied or such later date as required by applicable law; PROVIDED, HOWEVER, nothing described in this sentence shall require the Offeror to extend the Offer beyond 120 days after the date of the Merger Agreement. If the Merger Agreement is terminated, the Offeror shall promptly terminate the Offer.

    RECOMMENDATION. In the Merger Agreement, the Company approves of and consents to the Offer, and represents that the Board, at a meeting duly called and held, has (i) by a vote of all those present determined that each of the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (ii) by a vote of all those present approved the Merger Agreement, the Offer, the acquisition of Shares pursuant to the Offer and the Merger for purposes of Section 203 of the DGCL, (iii) received the opinion of Morgan Stanley to the effect that, as of the date of the Merger Agreement, the Offer Price to be received by holders of Shares pursuant to the Offer and the Merger Consideration pursuant to the Merger is fair to the stockholders of the Company from a financial point of view, (iv) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (v) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to the Offeror and approve and adopt the Merger Agreement and the Merger. However, it does not constitute a breach of the Merger Agreement if the Board modifies or withdraws its recommendation as provided below under "Takeover Proposals."

    Parent and the Company agreed to file with the SEC a Tender Offer Statement on Schedule 14D-1 and a Solicitation/Recommendation Statement on Schedule 14D-9 (together with the information required to be distributed to the stockholders of the Company pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the designation of directors to the Board, as described below), respectively, on the date the Offer is commenced.

    BOARD OF DIRECTORS. The Company has agreed that promptly after the purchase of and payment for any Shares by the Offeror or any of its affiliates such that the Offeror and its affiliates own beneficially at least a majority of the then outstanding Shares, Parent shall be entitled, to the extent permitted by law, to designate such number of directors, rounded up the next whole number, on the Board, subject to compliance with Section 14(f) of the Exchange Act, as is equal to the product of the total number of directors on the Board multiplied by the percentage that the number of Shares beneficially owned by the Offeror bears to the total number of Shares then outstanding. The Company has agreed, upon request of Parent, to use its best efforts promptly either to increase the size of the Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Board, and the Company has agreed to take all reasonable actions available to the Company to cause such designees of Parent to be so elected or appointed.

    The Merger Agreement also requires the parties to use their reasonable best efforts to ensure that at least three of the member of the Board shall, at all times prior to the Effective Time, be "Continuing Directors." A "Continuing Director" means a person who is not an employee of the Company and who is either
(i) a member of the Board as of the date of the Merger Agreement or (ii) a successor of a Continuing Director who is (A) unaffiliated with, and not a designee or nominee of, Parent or the Offeror, and (B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board. After Parent's designees constitute a majority of the Board, any amendment, modification or waiver of any term or condition of the Merger Agreement, any amendment to the Company's Certificate of

Incorporation or By-laws, any termination of the Merger Agreement by the Company, any extension of time for the performance of any of the obligations of Parent or the Offeror under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any waiver or assertion of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors, which action is deemed to constitute the action of the full Board.

    THE MERGER. The Merger Agreement provides that upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, the Company and the Offeror will consummate the Merger at the Effective Time. Pursuant to the Merger, the Offeror will be merged with and into the Company and the separate corporate existence of the Offeror will thereupon cease, and the Company will be the surviving corporation in the Merger and will continue to be governed by the laws of the State of Delaware. The certificate of incorporation and the by-laws of the Offeror, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and by-laws of the surviving corporation, except that the name of the surviving corporation shall be changed to "Scotsman Industries, Inc." The directors of the Offeror at the Effective Time will be the initial directors of the surviving corporation, and the officers of the Company at the Effective Time will be the initial officers of the surviving corporation.

    As a result of the Merger: (i) each issued and outstanding share of common stock of the Offeror will be converted into one fully paid and nonassessable share of common stock of the surviving corporation; (ii) all Shares owned by the Company, Parent or the Offeror (or any subsidiary of any of them, other than an employee benefit plan of any of them) shall be cancelled and no consideration will be delivered in exchange therefor; and (iii) each issued and outstanding Share (other than Shares to be cancelled pursuant to clause (ii) and Dissenting Shares (as defined below)) shall be converted into the right to receive the Offer Price in cash, without interest.

    VOTE REQUIRED TO APPROVE THE MERGER. The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board and generally by the holders of the Company's outstanding voting securities. The Board has approved the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by the Company's stockholders if the "short-form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the Shares is generally required to approve the Merger. If the Offeror acquires, through the Offer or otherwise, a majority of the outstanding Shares on a fully diluted basis (which would be the case if the Minimum Condition were satisfied and the Offeror were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

    Under the DGCL, if a corporation owns 90% or more of each outstanding class of capital stock of another corporation, it can effect a "short-form" merger with such corporation without prior notice to, or any other action by, any other stockholder of such corporation. If the Offeror were to acquire 90% of more of the Shares pursuant to the Offer, the Offeror would then be able to effect the Merger pursuant to this "short-form" merger provision of the DGCL.

    If required by applicable law in order to consummate the Merger, the Company has agreed, acting through the Board, and in accordance with applicable law, its Certificate of Incorporation and By-laws: (i) as promptly as practicable following the acceptance for payment and purchase of Shares by the Offeror pursuant to the Offer, to duly call, give notice of, convene and hold a special meeting of its stockholders for the purposes of considering and taking action upon the approval of the Merger and the approval and adoption of the Merger Agreement and to use its reasonable best efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; (ii) to prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement, and to cause a definitive proxy or information statement, including any amendment or supplement thereto, to be mailed to its stockholders at the earliest practicable date; and (iii) unless the Merger Agreement has been terminated, and subject to the rights described below under "Takeover Proposals," to include in such definitive proxy or information statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

    DISSENTING SHARES. Notwithstanding anything to the contrary in the Merger Agreement, Shares ("Dissenting Shares") that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who did not vote in favor of the Merger and who comply with all of the relevant provisions of Section 262 of the DGCL (the "Dissenting Stockholders") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Neither the Company nor the surviving corporation in the Merger shall, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Stockholder shall thereupon be treated as though such Shares had been converted into the right to receive the Merger Consideration pursuant to the Merger Agreement without any interest thereon.

    CONDITIONS TO THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or the Offeror, as the case may be, to the extent permitted by applicable law:

    - the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law and the Certificate of Incorporation of the Company, in order to consummate the Merger;

    - no statute, rule, regulation, order, decree or injunction shall have been enacted, promulgated or issued by any Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Merger; PROVIDED that each of the parties shall have used commercially reasonable efforts to prevent the entry of any such order, decree or injunction and to appeal as promptly as possible any order, decree or injunction that may be entered; and

    - Parent, the Offeror or their affiliates shall have purchased Shares pursuant to the Offer.

    STOCK OPTIONS. Pursuant to the Merger Agreement and at or immediately prior to the Effective Time, each then outstanding option to purchase any shares of capital of the Company (an "Option"), whether or not then vested or exercisable, will be cancelled by the Company. In consideration of such cancellation of Options with an exercise price less than the Offer Price, the Company (or, at Parent's option, the Offeror) shall pay to such holders of Options an amount in respect thereof (net of withholding taxes and without interest) equal to the product of the excess of the Offer Price over the exercise price of each Option and the number of shares previously subject to the Option immediately prior to cancellation.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the Company, Parent and the Offeror.

    INTERIM OPERATIONS OF THE COMPANY. The Merger Agreement provides that after the date of the Merger Agreement and prior to the time the designees of Parent have been elected to, and constitute a majority of, the Board, or the date, if any, on which the Merger Agreement is terminated, and except as expressly contemplated in the Merger Agreement, as set forth in a disclosure schedule delivered by the

Company to Parent at or prior to the execution of the Merger Agreement (the "Disclosure Schedule"), or as agreed in writing with Parent (which agreement shall not be unreasonably withheld or delayed):

    - the Company shall and shall cause its subsidiaries to in all material respects carry on their respective businesses in the ordinary course;

    - the Company shall and shall cause its subsidiaries to use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and key employees and preserve their relationships consistent with past practice with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired in all material respects at the Effective Time;

    - neither the Company nor any of its subsidiaries shall, directly or indirectly, amend its certificate of incorporation or by-laws or similar organizational documents;

    - neither the Company nor any of its subsidiaries shall: (i)(A) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its subsidiaries, except for quarterly dividends on Shares of up to $0.025 per share to be declared and paid at customary times and except that a wholly-owned subsidiary of the Company may declare and pay a dividend or make advances to its parent or the Company or (B) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its subsidiaries; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares issued upon the exercise of Options in accordance with the Company's option plans as in effect on the date of the Merger Agreement; or (iii) split, combine or reclassify the outstanding capital stock of the Company or of any of the subsidiaries of the Company;

    - except as permitted by the Merger Agreement, neither the Company nor any of its subsidiaries shall acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (including entities which are subsidiaries of the Company or any of the Company's subsidiaries) or (B) any assets, including real estate, except acquisitions in the ordinary course of business consistent with past practice;

    - neither the Company nor any of its subsidiaries shall make any new capital expenditure or expenditures, other than capital expenditures specifically disclosed in the Disclosure Schedule and capital expenditures not to exceed $1 million in the aggregate;

    - neither the Company nor any of its subsidiaries shall, except in the ordinary course of business and except as otherwise permitted by the Merger Agreement, amend or terminate any of certain material contracts of the Company where such amendment or termination would reasonably be expected to have a material adverse affect on the Company, or waive, release or assign any material rights or claims;

    - neither the Company nor any of its subsidiaries shall transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any property or assets other than in the ordinary course of business and consistent with past practice;

    - neither the Company nor any of its subsidiaries shall: (i) enter into any employment or severance agreement with or grant any severance or termination pay to any officer, director or key employee of the Company or any of its subsidiaries except as required by the terms of any plan, agreement or arrangement in effect on the date of the Merger Agreement or to comply with applicable law or, with respect to employment agreements, except in the ordinary course of business and as approved by the Offeror (which approval will not be unreasonably withheld); or (ii) hire or agree to hire any new officer or, other than in the ordinary course of business, consistent with past practice, hire or agree to hire any additional employees;

    - neither the Company nor any of its subsidiaries shall, except as required to comply with applicable law or existing agreements or benefit plans or expressly provided in the Merger Agreement, (A) adopt, enter into, terminate, amend or increase the amount or accelerate the payment or vesting of any benefit or award or amount payable under any benefit plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, except to the extent necessary to coordinate any such benefit plans with the terms of the Merger Agreement or other than with respect to employees in the ordinary course of business, (B) increase in any respect the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee or other than with respect to employees in the ordinary course of business,
      (C) pay any benefit not provided for under any benefit plan, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefits plans or agreements or awards made thereunder) or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

    - neither the Company nor any of its subsidiaries shall: (i) except in the ordinary course of business and in an aggregate amount, not to exceed $8 million, incur or assume any additional long-term debt or any additional short-term indebtedness; (ii) incur or modify any material indebtedness or other liability except as set forth in the Disclosure Schedule; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person, except in the ordinary course of business and consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary loans or advances to employees in the ordinary course of business and consistent with past practice); (v) settle any material claims other than in the ordinary course of business, in accordance with past practice and without admission of liability; or (iv) enter into any material commitment or transactions except in the ordinary course of business consistent with past practice;

    - neither the Company nor any of its subsidiaries shall change any of the accounting methods used by it unless required by generally accepted accounting principles;

    - neither the Company nor any of its subsidiaries shall make or change any tax election, amend any tax return, change an annual tax accounting period, adopt or change any method of tax accounting, enter into any closing agreement, settle or compromise any tax claim or assessment, surrender any right to claim a tax refund, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment or take or omit to take any other action relating to taxes except in the ordinary course of business consistent with past practice;

    - neither the Company nor any of its subsidiaries shall pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most relevant consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries included in the Company's filings with the SEC; or, except in the ordinary course of business consistent with past practice, waive the benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party unless the

      Board determines in good faith, after consultation with outside counsel, that it would be required consistent with its fiduciary responsibilities to the Company's stockholders under applicable law;

    - neither the Company nor any of its subsidiaries shall (by action or inaction) amend, renew, terminate or cause to be extended any material lease, agreement or arrangement relating to any of the Company's leased properties or enter into any material lease, agreement or arrangement with respect to real property; and

    - neither the Company nor any of its Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend or propose or announce an intention to do any of the foregoing.

    REASONABLE EFFORTS. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties has agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, including:

    - the preparation and filing with the SEC of the documents relating to the Offer (including a Tender Offer Statement on Schedule 14D-1, a Solicitation/Recommendation Statement on Schedule 14D-9 and the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder) and the proxy or information statement in connection with the Merger;

    - the obtaining of all necessary actions or nonactions, waivers, consents and approvals from any Governmental Entity and the making of all necessary registrations and filings (including furnishing all information required under the HSR Act and all other filings with any Governmental Entity, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity and shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Offer and the Merger;

    - the obtaining of all necessary consents, approvals or waivers from third parties;

    - the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed;

    - the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

However, nothing contained in these provisions will require the Company to take any action (or forego the taking of any action) if, in the good faith judgment of the Board, after consultation with outside counsel, taking such action (or foregoing the taking of such action) would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law.

    In addition, Berisford is obligated under the Merger Agreement to, as soon as practicable following the date of the Merger Agreement, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining such shareholders' approval of the acquisition of the Company. Berisford, through its Board of Directors, is obligated to recommend to its shareholders approval of the transactions contemplated by the Merger Agreement, to use all reasonable efforts to solicit and obtain such approval by its shareholders, and to not withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Company, such recommendation.

    TAKEOVER PROPOSALS. The Merger Agreement provides that the Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors, authorized representatives or authorized agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; PROVIDED, HOWEVER, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board determines in good faith, after consultation with outside counsel, that to do so would be required consistent with it fiduciary responsibilities to the Company's stockholders under applicable law, the Company may, in response to a Takeover Proposal, which was not solicited subsequent to the date of the Merger Agreement, (x) furnish information with respect to the Company to any person pursuant to a customary confidentiality agreement (as determined by the Company) and (y) participate in negotiations regarding such Takeover Proposal. The Merger Agreement defines "Takeover Proposal" as any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries or 20% or more of the Shares then outstanding, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the Shares then outstanding, and any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. Upon execution of the Merger Agreement, the Company was obligated to immediately cease any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing.

    The Merger Agreement further provides that neither the Board nor any committee thereof will (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board or such committee of the Offer, the Merger or the Merger Agreement; PROVIDED, HOWEVER, that the Board may, at any time prior to the consummation of the Offer, modify or withdraw such recommendation of the Board if the Board determines in good faith, after consultation with outside counsel, that it would be required consistent with its fiduciary responsibilities to the stockholders of the Company to so modify or withdraw such recommendation (regardless of the existence of a Superior Proposal (as defined below) at such time); PROVIDED, HOWEVER, that unless the Merger Agreement has been terminated, any such modification or withdrawal will not prevent Parent or the Offeror, in its or their discretion, from consummating the Offer and shall not affect any of the actions required to be taken by the Company pursuant to the Merger Agreement;
(ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, if the Company has received a Superior Proposal, the Board may
(x) withdraw or modify its approval or recommendation of the Offer, the Merger and the Merger Agreement or (y) approve or recommend a Superior Proposal or, subject to the provisions described below under "Termination," terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to any Superior Proposal). The Merger Agreement defines "Superior Proposal" as any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, a majority or more of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board determines in its good faith judgement (after consultation with a financial advisor of nationally recognized reputation, such as Morgan Stanley) to be more favorable to the Company's stockholders than the Offer and the Merger.

    In addition, the Merger Agreement provides that nothing contained therein will prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board, after consultation with outside counsel, such disclosure is required consistent with its fiduciary duties to the Company's stockholders under applicable law.

    Furthermore, the Company, Parent and the Offeror have agreed that the Company (i) will include in its press release announcing the Merger Agreement a statement to the effect that, consistent with the terms of the Merger Agreement, the Board has directed the Company's management and financial and legal advisors to be available to receive inquiries from any other parties interested in a possible acquisition of or merger with the Company and, as appropriate, to provide information to and enter into negotiations with such parties, (ii) file the Merger Agreement and such press release as exhibits to a Current Report on Form 8-K and (iii) may repeat such statement in other public disclosures and in private communications with financial analysts, its stockholders and others.

    PUBLICITY. Except as required by law or any listing agreement with any national exchange or as permitted as described above under "Takeover Proposals," so long as the Merger Agreement is in effect, the Merger Agreement prohibits the Company, Parent and their respective affiliates from issuing or causing the publication of any press release or other announcement with respect to the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement without the prior consultation of the other party.

    STATE TAKEOVER LAWS. The Merger Agreement provides that notwithstanding any other provision of the Merger Agreement, in no event shall the approval of the Board of the Merger Agreement, the Offer, the acquisition of Shares pursuant to the Offer and the Merger for purposes of Section 203 of the DGCL be withdrawn, revoked or modified by the Board. If any state takeover statute other than
Section 203 of the DGCL becomes or is deemed to become applicable to the Offer, the acquisition of Shares pursuant to the Offer or the Merger, Parent and the Company shall take all action necessary to render such statute inapplicable to all of the foregoing so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement.

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that all rights to indemnification or exculpation, existing in favor of a director, officer, employee or agent (an "Indemnified Party") of the Company or any of its subsidiaries (including, without limitation, rights relating to advancement of expenses and indemnification rights to which such persons are entitled because they are serving as a director, officer, agent or employee of another entity at the request of the Company or any of its subsidiaries), as provided in the Company's Certificate of Incorporation or By-laws or any indemnification agreement, in each case, as in effect on the date of the Merger Agreement, and relating to actions or events through the Effective Time, shall survive the Merger and shall continue in full force and effect, without any amendment thereto.

    In addition, the Merger Agreement provides that, for a period of six years after the Effective Time, Parent shall cause the surviving corporation in the Merger to maintain in effect, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policies on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable than the terms now applicable to them under the Company's current policies, except that in no event shall Parent or the surviving company be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage and that if the premium for such coverage exceeds such amount, Parent or the surviving corporation shall purchase a policy with the greatest coverage available for such 200% of the annual premium.

    EMPLOYEES. Parent has agreed in the Merger Agreement that, for not less than one year following the Effective Time, Parent shall maintain, or shall cause the surviving corporation in the Merger and its subsidiaries to maintain, compensation and employee benefit plans and arrangements for employees of the Company and its subsidiaries ("Affected Employees") that are, in the aggregate, no less favorable than as provided under the compensation arrangements and benefit plans as in effect on the date of the Merger

Agreement. Without limiting the generality of the foregoing, for not less than one year following the Effective Time (or such longer period as may be required under the applicable benefit plan), Parent shall provide, or cause the surviving corporation in the Merger and its subsidiaries to provide, severance pay and benefits to each Affected Employee as of the Effective Time that are not less favorable than under the benefit plans and current policies or practices of the Company as in effect as of the date of the Merger Agreement. Notwithstanding the foregoing, Parent shall have the right (i) following the Effective Time to transfer to one or more employee benefit plans maintained by Parent any employee of the surviving corporation in the Merger or any subsidiary who becomes an employee of Parent or any of its respective subsidiaries and (ii) in the good faith exercise of its managerial discretion, to terminate the employment of any employee.

    In addition, the Merger Agreement provides that Parent shall, or shall cause the surviving corporation in the Merger to, honor all benefit plans and other contractual commitments in effect immediately prior to the Effective Time between the Company or its subsidiaries and Affected Employees or former employees of the Company or its subsidiaries (including the Company's severance policy). Without limiting the generality of the foregoing, Parent shall, or shall cause the surviving corporation in the Merger to, honor all vacation, holiday, sickness and personal days accrued by Affected Employees and, to the extent applicable, former employees of the Company and its subsidiaries, as of the Effective Time.

    Parent has also agreed that employees and, to the extent applicable, former employees of the Company and its subsidiaries shall be given credit for all services with the Company and its subsidiaries (or service credited by the Company or such subsidiaries) under all employee benefit plans and arrangements currently maintained by Parent or any of its subsidiaries in which they are or become participants for purposes of eligibility, vesting, level of participant contributions and benefit accruals (but subject to an offset, if necessary, to avoid duplication of benefits) to the same extent as if rendered to Parent or any of its subsidiaries. Parent shall cause to be waived any pre-existing condition limitation under its welfare plans that might otherwise apply to an Affected Employee or, to the extent applicable, a former employee of the Company and its subsidiaries. Parent agrees to recognize (or cause to be recognized) the dollar amount of all expenses incurred by Affected Employees or, to the extent applicable, former employees of the Company and its subsidiaries, during the calendar year in which the Effective Time occurs for purposes of satisfying the calendar year deductions and co-payment limitations for such year under the relevant benefit plans of Parent and its subsidiaries.

    TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by stockholders of the Company:

        (a) By the mutual written consent of Parent and the Company; PROVIDED, HOWEVER, that if Parent shall have a majority of the directors on the Board as described above under "Board of Directors," such consent of the Company may only be given if approved by the Continuing Directors;

        (b) By either of Parent or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the transactions contemplated by the Merger Agreement on the terms contemplated by the Merger Agreement or (ii) any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to the Merger Agreement shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party which has not used its commercially reasonable efforts to cause such order, decree, ruling or other action to be lifted;

        (c) By either Parent or the Company if (i) as a result of the failure of any of the Offer Conditions (other than the Minimum Condition) the Offer shall have terminated or expired in accordance with its terms without the Offeror having accepted for payment any Shares pursuant to the Offer or (ii) the Offeror shall have, consistent with its obligations hereunder, failed to pay for the Shares prior to the date 120 days after the date of the Merger Agreement; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party; or

        (d) By the Company:

            (i) if the Board determines in good faith that a Takeover Proposal constitutes a Superior Proposal or has approved or recommended a Superior Proposal as described above under "Takeover Proposal"; PROVIDED, HOWEVER, that the Company is not in material breach of the provisions described above under "Takeover Proposal," and that the Company simultaneously terminates the Merger Agreement and makes simultaneous payment to Parent of the Termination Fee (as defined below);

            (ii) if Parent, the Offeror or any of their affiliates shall have failed to commence the Offer on the fifth business day following the date of the initial public announcement of the Offer;

           (iii) if there shall be a material breach by Parent or the Offeror of any of their representations, warranties, covenants or agreements contained in the Merger Agreement, which breach cannot or has not been cured within 15 days after the giving of written notice to Parent, and which has had or is reasonably likely to materially impair the ability of the Offeror or Parent to consummate the transactions contemplated by the Merger Agreement; or

            (iv) if (A) the approval of the shareholders of Berisford of the acquisition of the Company shall not be granted within 30 days after the date of the Merger Agreement or (B) Berisford's Board of Directors shall have withdrawn or modified or changed in a manner adverse to the Company its approval or recommendation of the Offer, the Merger or the Merger Agreement;

        (e) By Parent or the Offeror:

            (i) if prior to the purchase of the Shares pursuant to the Offer, the Board shall have withdrawn, or modified or changed in a manner adverse to Parent or the Offeror, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved a Takeover Proposal;

            (ii) prior to the purchase of Shares pursuant to the Offer, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition set forth in paragraph (d) under "The Offer," above, and (B) cannot be or has not been cured within 15 days after the giving of written notice to the Company;

           (iii) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than Parent, the Offeror or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 25% or more of the Shares; or

            (iv) if the Company receives a Takeover Proposal from any person (other than Parent or the Offeror), and the Board takes a neutral position or makes no recommendation with respect to such Takeover Proposal after a reasonable amount of time (and in no event more than ten business days following such receipt) has elapsed for the Board to review and make a recommendation with respect to such Takeover Proposal.

    FEES AND EXPENSES. The Merger Agreement provides that, except as provided below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

    If Parent or the Offeror terminates the Merger Agreement pursuant to clauses
(e)(i) or (e)(iv) under "Termination" above or the Company terminates the Merger Agreement pursuant to clause (d)(i) under "Termination" above, then, in each case, the Company shall pay, or cause to be paid to Parent, at the time of such termination, an amount equal to $15.6 million (the "Termination Fee").

    In addition, if the Merger Agreement is terminated by either Parent or the Company pursuant to clause (c) under "Termination" above (except by reason of such a termination at a time when the conditions described in clauses (ii),
(iii) or (iv) under the first paragraph under "The Offer," or paragraphs (a),
(b), (c) or (f) under "The Offer" have not been satisfied) at any time when there is pending a Takeover Proposal, and at the time of any such termination, Parent is not in material breach of the Merger Agreement, and if, within nine months after any termination referred to in this paragraph, the Company shall enter into an Acquisition Agreement with respect to a Takeover Proposal or any person (other than Parent or its affiliates) shall acquire a majority of the outstanding Shares, then the Company shall pay the Termination Fee concurrently with entering into any such agreement or, if sooner, within one day after such acquisition.

    AMENDMENT AND MODIFICATION. The Merger Agreement provides that, subject to the restrictions described above under "Board of Directors" and to applicable law, the Merger Agreement may be amended, modified and supplemented in any and all respects, by action taken or authorized by their respective Boards of Directors, whether before or after any vote of the stockholders of the Company contemplated by the Merger Agreement, by written agreement of the parties hereto, at any time prior to the closing date of the Merger with respect to any of the terms contained herein; PROVIDED, HOWEVER, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger Consideration or otherwise adversely affect the rights of stockholders.

    ASSIGNMENT. Neither the Merger Agreement nor any of the rights, interests or obligations thereunder shall be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Offeror may assign, in its sole discretion, any or all of its rights, interests and obligations thereunder to Parent or to any direct or indirect wholly-owned subsidiary of Parent but no such assignment shall relieve the Offeror of any of its obligations under the Merger Agreement. Subject to the preceding sentence, the Merger Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

        (b)(4)  Confidentiality Agreement.

    THE FOLLOWING SUMMARY OF THE CONFIDENTIALITY AGREEMENT DATED APRIL 29, 1999 BETWEEN THE COMPANY AND BERISFORD (THE "CONFIDENTIALITY AGREEMENT") DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CONFIDENTIALITY AGREEMENT, A COPY OF WHICH HAS BEEN FILED AS AN EXHIBIT HERETO AND IS INCORPORATED HEREIN BY REFERENCE.

    The Confidentiality Agreement provides that, to induce the Company to provide information to Berisford, Berisford agrees, among other things: (i) to keep all such information confidential, except that such information may be disclosed or made available to the directors, officers and employees, and to representatives of the advisors and potential financing sources, of Berisford;
(ii) not to use such information for any purpose other than the evaluation of a possible acquisition of the Company; and (iii) for eighteen months after the date of the Confidentiality Agreement, except with the prior written consent of the Company, not to acquire any Shares or any rights or options to acquire Shares, or take certain other actions in relation to the Company, its stockholders or the Shares (provided that such restrictions terminate in the event a third party has publicly announced its intention to acquire or make an offer for an acquisition of all or substantially all the Shares or the assets of the Company, or the Company makes a public announcement that it has entered into a definitive written agreement with a third party for any of the foregoing). The confidentiality provisions of the Confidentiality Agreement remain in force for two years from the date thereof.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

        (a) The Board, at a meeting held July 1, 1999, determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders. At such meeting, the Board by a vote of all those present acted to approve the Offer and the Merger and the execution and delivery of the Merger Agreement. The Board also approved the Merger Agreement for purposes of Section 203 of the DGCL and Article Eighth of the Company's Restated Certificate of Incorporation. In addition, the Board recommended that the Company's stockholders accept the Offer and (if required by applicable law or otherwise) approve the Merger Agreement and the Merger. A copy of the Company's letter to stockholders dated July 9, 1999 is filed as an Exhibit hereto and incorporated herein by reference.

        (b) In reaching the determinations described in paragraph (a) above, the Board considered a number of factors, including the following:

            (1) The current and historical financial condition and results of operations of the Company.

            (2) The projected financial condition, results of operations, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives with the current economic and market conditions.

            (3) The presentation of Morgan Stanley to the Board at its meeting on June 28, 1999 and confirmed by Morgan Stanley to the Board at its meeting on July 1, 1999, as to various financial matters deemed relevant to the Board's consideration, including, among other things, (i) an analysis of certain historical business and financial information relating to the Company, (ii) a review of public information with respect to certain other companies in lines of business Morgan Stanley believed to be generally comparable, in whole or in part, to the business of the Company, (iii) a review of various financial forecasts and other data provided to Morgan Stanley by the Company relating to its business, (iv) a review of the historical stock prices and trading volumes of the Shares and (v) valuations of the Company using various methodologies.

            (4) The fact that the Offer Price was at the mid-to-upper end of the range of valuations of the Company arrived at by Morgan Stanley using discounted cash flow valuations and exceeded the ranges of valuations arrived at by Morgan Stanley using other valuation methodologies; and the fact that the Offer Price was within the range of prices reflected in the unsolicited indication of interest received from the First Company and substantially above the price reflected in the unsolicited indication of interest received from the Second Company, both of which had been based on publicly available financial information about the Company and did not reflect the preliminary results for the Second Quarter or any projections, including projected results of operations beyond the Second Quarter.

            (5) The relationship of the Offer Price to the historical market prices of the Shares, including the fact that the Offer Price represents a substantial premium over the closing market price of $21.8125 per share on July 1, 1999 (the last trading day prior to the public announcement of the Merger Agreement) and is higher than the highest price of the Shares since they began trading on the New York Stock Exchange.

            (6) The terms and conditions of the Merger Agreement (which are structured so as to accommodate additional bona fide third party offers to acquire the Company) and the course of negotiations resulting in the execution thereof. The terms of the Merger Agreement, among other things, (a) permit the Board, in the exercise of its fiduciary duties, to furnish information to or participate in negotiations with any third party that requests such information or initiates such discussions or negotiations, pursuant to appropriate confidentiality agreements, in connection with any Takeover Proposal without notifying Berisford of any such proposal (although the Company is not permitted by the Merger Agreement to initiate, solicit or knowingly encourage any such proposal), (b) permit the Board to terminate the Merger Agreement in the event of a Superior Proposal (without any right of Berisford to match any such proposal), (c) do not include any Company or shareholder "lock up" option granted to Berisford and (d) include the other Provisions. The Company's directors noted that the Merger Agreement provides that, in certain circumstances, the Company would be obligated to pay Parent a Termination Fee of $15.6 million. See "Certain Background Information" under Item 3 of this Statement for a discussion of other terms of the Merger Agreement which would permit potential competing proposals for an acquisition of the Company.

            (7) The written opinion, dated July 1, 1999, of Morgan Stanley to the Board that, based upon and subject to various considerations and assumptions set forth therein, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. A copy of the opinion rendered by Morgan Stanley to the Board, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Morgan Stanley in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

            (8) The availability of appraisal rights under Section 262 of the DGCL for Dissenting Shares.

            (9) The likelihood that the Merger would be consummated, including the likelihood of satisfaction of the regulatory approvals required pursuant to, and the other conditions to, the Offer and the Merger contained in the Merger Agreement.

           (10) The recommendation of the Company's management with respect to the proposed transaction.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated as of March 25, 1999 between the Company and Morgan Stanley, the Company has agreed to pay Morgan Stanley (i) approximately $200,000 as an advisory fee and (ii) upon consummation of the Offer, approximately 0.542% of the aggregate value of the acquisition transaction (with the payment of the amount in clause (i) above being credited against the fee payable pursuant to clause (ii)). The Company has also agreed to reimburse Morgan Stanley for certain out-of-pocket expenses. In addition, the Company has agreed to indemnify and hold harmless Morgan Stanley and its affiliates and their respective officers, directors, employees, agents and controlling persons against losses, claims, damages or liabilities arising out of or in connection with its engagement pursuant to such letter (other than losses, claims, damages or liabilities resulting from the bad faith or gross negligence of any such indemnified person).

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

    On May 13, 1999, the Company issued an aggregate of 7,010 Shares to members of the Board, in payment of the annual retainer fee, as follows: 1,061 Shares to each of Donald C. Clark, Frank W. Considine, George D. Kennedy and Robert G. Rettig; and 922 Shares to each of Peter B. Hamilton, James J. O'Connor and Richard L. Thomas.

    (b) To the knowledge of the Company, each of its executive officers, directors, affiliates and subsidiaries presently intend to tender to the Offeror pursuant to the Offer all Shares which are held of record or beneficially owned by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in Items 3 and 4 above (the provisions of which are hereby incorporated by reference), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in Items 3 and 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        (a) Delaware General Corporation Law.

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the "Business Combination," (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares, shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the "Business Combination" is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The transactions contemplated by the Merger Agreement would result in a

"Business Combination" for purposes of Section 203. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement, the Offeror's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby. Accordingly, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the transactions contemplated thereby.

    Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL ("Section 262") to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

    The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

        (b) Charter Provision.

    Article Eighth of the Company's certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding voting shares of the Company (voting together as a single class) shall be required for the approval or authorization of any "Business Combination" (as defined in the Company's certificate of incorporation) with any "Interested Stockholder" (generally defined as the beneficial owner of 10% or more of the Company's outstanding voting shares). This provision shall not be applicable if such "Business Combination" shall have been approved by a majority of the continuing directors of the Company. The transactions contemplated by the Merger Agreement would result in a "Business Combination" for purposes of the Company's certificate of incorporation. In accordance with the certificate of incorporation, the Board has approved the Merger Agreement and the transactions contemplated thereby and, therefore, the restrictions of Article Eighth of the Company's certificate of incorporation are inapplicable to the Offer, the Merger and the transactions contemplated thereby.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.  DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
Exhibit 1.   Agreement and Plan of Merger dated as of July 1, 1999 among Parent, the Offeror and the Company
             (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated July 1,
             1999 (the "Form 8-K")).

Exhibit 2.   Joint Press Release of the Company and Berisford dated July 2, 1999 (incorporated by reference to
             Exhibit 2 to the Form 8-K).

Exhibit 3.   Confidentiality Agreement dated as of April 29, 1999 between Berisford and the Company.

Exhibit 4.   Company Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
             Rule 14f-1 thereunder (included as Schedule I hereto).*

Exhibit 5.   Letter to Stockholders of the Company dated July 9, 1999.*

Exhibit 6.   Opinion of Morgan Stanley (included as Annex A hereto).*

------------------------

*   Included in copies mailed to stockholders of the Company.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SCOTSMAN INDUSTRIES, INC.

                                By:  /s/ RICHARD C. OSBORNE
                                     -----------------------------------------
                                     Name: Richard C. Osborne
                                     Title: Chairman of the Board,
                                     President and Chief Executive Officer

Dated: July 9, 1999

                                                                         ANNEX A

[MORGAN STANLEY DEAN WITTER LETTERHEAD]

                                                    ONE FINANCIAL PLACE
                                                    440 SOUTH LASALLE STREET
                                                    CHICAGO, ILLINOIS 60605
                                                    (312) 706-4000

                                                           July 1, 1999

Board of Directors
Scotsman Industries, Inc.
820 Forest Edge Drive
Vernon Hills, Illinois 60061

Members of the Board:

    We understand that Scotsman Industries, Inc. (the "Company"), Welbilt Corporation ("Welbilt"), a wholly-owned subsidiary of Berisford plc ("Berisford"), and Berisford Acquisition Corporation, a wholly-owned subsidiary of Welbilt ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 1, 1999 (the "Merger Agreement"), which provides, among other things, for (a) the commencement by Acquisition Sub of a cash tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.10 per share, of the Company (the "Company Common Stock") for $33.00 per share, net to the seller in cash, and (b) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Welbilt and each issued and outstanding share of Company Common Stock, other than shares held in treasury or held by Welbilt or the Company, or any affiliate of Welbilt or the Company, or as to which dissenter rights have been perfected, will be converted into the right to receive $33.00 per share in cash. The terms and conditions of the Tender Offer and Merger are more fully set forth in the Merger Agreement.

    You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

    For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of the Company;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

   (iii) analyzed certain financial projections prepared by the management of the Company;

    (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

    (v) reviewed the reported prices and trading activity for Company Common Stock;

    (vi) compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

   (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (viii) reviewed the pro forma impact of the Merger on Berisford's financial position;

                                               [MORGAN STANLEY DEAN WITTER LOGO]

    (ix) participated in discussions and negotiations among representatives of the Company and Berisford and their financial and legal advisors;

    (x) reviewed the draft Merger Agreement and certain related documents; and

    (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

    We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company, nor did we negotiate with any parties, other than Berisford, which may have expressed interest in the possible acquisition of, or combination with, the Company or certain of its constituent businesses. We note that, pursuant to the terms of the Merger Agreement, the Company's Board of Directors has preserved its ability as a fiduciary to provide information and enter into negotiations where appropriate with a third party.

    We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services.

    It is understood that this letter is for the information of the Board of Directors of the Company, except that this opinion may be included in its entirety in any filing made by the Company in respect of the Merger with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer.

    Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                Very truly yours,

                                MORGAN STANLEY & CO. INCORPORATED

                                By:         /s/ FRANCIS J. OELERICH III
                                     -----------------------------------------
                                              Francis J. Oelerich III
                                                 MANAGING DIRECTOR

                                                                      SCHEDULE I

                           SCOTSMAN INDUSTRIES, INC.
                             820 FOREST EDGE DRIVE
                          VERNON HILLS, ILLINOIS 60061

                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about July 9, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, $.10 par value per share (the "Shares"), of Scotsman Industries, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to a majority of the seats on the Board of Directors of the Company (the "Board").

    Pursuant to the Merger Agreement, the Offeror commenced the Offer on July 9, 1999. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, August 13, 1999, unless extended.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The information contained in this Information Statement (including any information incorporated by reference) concerning Parent, the Offeror and the Designees (as hereinafter defined) has been furnished to the Company by Parent and the Offeror and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

                                    GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each share has one vote. At the close of business on July 1, 1999, there were 10,627,875 Shares outstanding (not including 203,365 Shares held in treasury).

    The Board currently consists of eight members and there are currently no vacancies on the Board. Each director serves a term of three years or until his or her successor is duly elected and qualified. The Board is staggered and divided into three classes so that no more than one-third of the Board is up for election at each annual meeting of the Company.

                          RIGHT TO DESIGNATE DIRECTORS

    The Merger Agreement provides that promptly after the purchase of and payment for any Shares by the Offeror or any of its affiliates such that the Offeror and its affiliates own beneficially at least a majority of then outstanding Shares, Parent shall be entitled, to the extent permitted by law, to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Board, subject to compliance with Section 14(f) of the Exchange Act, as is equal to the product of the total number of directors on the Board multiplied by the percentage that the number of Shares beneficially owned by the Offeror bears to the total number of Shares then outstanding. The Company has agreed, upon request of Parent, to use its best efforts promptly either to increase the size of the Board or to secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Designees to be so elected or appointed and to take all reasonable actions available to the Company to cause the Designees to be so elected or appointed. The Company is also obligated, at Parent's request, to take all action necessary to cause the Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Board, of each committee of the Board, each board of directors or similar body of each subsidiary of the Company, and each committee of each such board.

    The Merger Agreement also requires Parent and the Company to use their respective reasonable best efforts to ensure that at least three of the members of the Board shall be, at all times prior to the Effective Time, Continuing Directors; PROVIDED, THAT, if the number of Continuing Directors is reduced below three for any reason whatsoever, the remaining Continuing Directors will, to the fullest extent permitted by law, designate a person to fill such vacancy who will be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors will designate three persons to fill such vacancies who are not officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement.

    From and after the time, if any, that the Designees constitute a majority of the Board, any amendment, modification or waiver of any term or condition of the Merger Agreement, any amendment to the Company's Certificate of Incorporation or By-laws, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Offeror under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any waiver or assertion of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors, which action shall be deemed to constitute the action of the full Board. If there are no Continuing Directors such actions may be effected by a majority vote of the entire Board, but the Offeror shall not decrease the Merger Consideration or change the form of such consideration.

                     INFORMATION WITH RESPECT TO DESIGNEES

    Set forth below is the name, age, business address, principal occupation or employment and five year employment history of the persons whom Parent may select as the Designees. Such information is being furnished by Parent. The business address of all persons listed below and identified with a plus(+) symbol is c/o Welbilt Corporation, 225 High Ridge Road, Stamford, Connecticut 06905, and the business address of all persons listed below and identified with an asterisk(*) is c/o Berisford plc, Washington House, 40-41 Conduit Street, London WIR 9FB, United Kingdom. Unless otherwise indicated, all persons listed below are citizens of the United States of America.

NAME OF DESIGNEE                         AGE               PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
------------------------------------  ---------  -------------------------------------------------------------------
Patrick Clark+......................         38  Mr. Clark has been the Vice President of Finance of Parent since
                                                 1997. From 1995 to 1997, he was the Director of Planning and
                                                 Analysis at John Crane, Inc. From 1993 to 1995, Mr. Clark was a
                                                 Regional Finance Officer (Asean) for Raychem Corporation.
Jonathan Findler*...................         46  Mr. Findler has been Director and Finance Director of Berisford since 1996. From 1994 to 1996, he was Finance Director of the John
                                                 Crane Division of TI Group plc. Mr. Findler is a citizen of the
                                                 United Kingdom.
David Hooper*.......................         51  Mr. Hooper has been the Corporate Secretary of Berisford since 1995 and was the Assistant Secretary of Berisford from 1991 to 1995. Mr.
                                                 Hooper is a citizen of the United Kingdom.
Roger Kissam+.......................         58  Mr. Kissam has been the Vice President and General Counsel of
                                                 Parent since 1993.
Andrew Roake+.......................         48  Mr. Roake has been a Director and Chief Executive Officer of Parent since 1997. From 1994 to 1997, he was a Vice President of Raychem
                                                 Corporation. Mr. Roake is a citizen of the United Kingdom.
David Williams*.....................         41  Mr. Williams joined Berisford in 1996, became a Director in 1997 and Chief Executive in 1999. From 1994 to 1996, he was managing director of the Potterton Myson division of Blue Circle Industries plc. From 1996 to 1999 he was managing director of Magnet Limited.
                                                 Mr. Williams is a citizen of the United Kingdom.

    It is expected that the Designees may assume office at any time following the purchase by the Offeror of a majority of the outstanding Shares pursuant to the Offer and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board. Parent has informed the Company that, to the best of Parent's knowledge, none of the Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

                       BOARD OF DIRECTORS AND COMMITTEES

    Listed below is the name, age, principal occupation, five year employment history and public directorships, if any, of each current member of the Board.

                                                   YEAR FIRST
                                                    ELECTED A             POSITION WITH THE COMPANY OR PRINCIPAL
NAME OF DIRECTOR                          AGE       DIRECTOR              OCCUPATION DURING THE PAST FIVE YEARS
------------------------------------      ---      -----------  ----------------------------------------------------------
James J. O'Connor...................          62         1989   Mr. O'Connor was Chairman, Chief Executive Officer and a
                                                                  director of Commonwealth Edison Company, an electric
                                                                  utility company from 1980 to March, 1998. Mr. O'Connor
                                                                  was also the Chairman, Chief Executive Officer and a
                                                                  director of Unicom Corporation, a holding company for
                                                                  Commonwealth Edison Company from September, 1994 to
                                                                  March, 1998. Mr. O'Connor is a director of Corning,
                                                                  Inc., Everen Capital Corporation, Smurfit-Stone
                                                                  Container Corporation, The Tribune Company, and UAL,
                                                                  Inc. He was a director of the Company from April, 1989
                                                                  to February, 1997 and was reappointed as a director in
                                                                  May, 1998.

Robert G. Rettig....................          69         1989   Mr. Rettig is a consultant to Illinois Tool Works, Inc., a manufacturer of industrial products and components, and
                                                                  a consultant to, and a director of, The Tech Group, a
                                                                  custom molding company, and has held those positions
                                                                  since 1990. He was an Executive Vice President of
                                                                  Illinois Tool Works, Inc. from 1983 to December, 1989.
                                                                  Mr. Rettig is also a director of Lawson Products, Inc.
                                                                  and serves as a trustee of Hinsdale Hospital of
                                                                  Hinsdale, Illinois.

Richard L. Thomas...................          68         1997   Mr. Thomas was Chairman of the Board of First Chicago NBD
                                                                  Corporation and The First National Bank of Chicago from
                                                                  1995 until his retirement in May, 1996. He was Chairman
                                                                  of the Board, President and Chief Executive Officer of
                                                                  The First National Bank of Chicago from 1992 to 1995.
                                                                  Mr. Thomas is also a director of IMC Global Inc., The
                                                                  PMI Group, Inc., The Sabre Group Holdings, Inc., Sara
                                                                  Lee Corporation, and Unicom Corporation. He serves as a
                                                                  trustee of the Chicago Symphony Orchestra, Kenyon
                                                                  College, Northwestern University and Rush-
                                                                  Presbyterian-St. Luke's Medical Center. He is also
                                                                  Chairman of the Civic Committee of The Commercial Club
                                                                  of Chicago.

Frank W. Considine..................          77         1989   Mr. Considine is Honorary Chairman of the Board, Chairman
                                                                  of the Executive Committee and a director of American
                                                                  National Can Company, a packaging manufacturer, and has
                                                                  held those

                                                   YEAR FIRST
                                                    ELECTED A             POSITION WITH THE COMPANY OR PRINCIPAL
NAME OF DIRECTOR                          AGE       DIRECTOR              OCCUPATION DURING THE PAST FIVE YEARS
------------------------------------      ---      -----------  ----------------------------------------------------------
                                                                  positions since 1990. He was Chairman of the Board of
                                                                  American National Can Company from 1983 to 1990,
                                                                  President from 1969 to 1988, and Chief Executive Officer
                                                                  from 1973 to 1988. Mr. Considine is also a director of
                                                                  SEI Information Technology and Chairman of the Board of
                                                                  Trustees of Loyola University, Chicago, Vice President
                                                                  of the Lyric Opera of Chicago, and a member of the
                                                                  Executive Committee of the Museum of Science and
                                                                  Industry, Chicago, and the Board of Trustees of the
                                                                  Field Museum of Natural History, Chicago.

George D. Kennedy...................          73         1989   Mr. Kennedy was Chairman and a director of Mallinckrodt
                                                                  Group Inc., a producer of medical products and
                                                                  chemicals, from 1991 until his retirement in October,
                                                                  1994. He was Chairman and Chief Executive Officer of
                                                                  Mallinckrodt Group Inc. from 1986 to 1991. Mr. Kennedy
                                                                  is also a director of American National Can Company and
                                                                  the Kemper National Insurance Companies.

Donald C. Clark.....................          67         1989   Mr. Clark was Chairman of the Board and a director of
                                                                  Household International, Inc. ("Household"), a financial
                                                                  services business, until his retirement in 1996. Mr.
                                                                  Clark was Chairman of the Board of Household from 1984
                                                                  to 1996 and Chief Executive Officer of Household from
                                                                  1982 to September, 1994. He is also a director of
                                                                  Armstrong World Industries, Inc., PMI Group, Inc.,
                                                                  Ameritech Corporation and Warner-Lambert Co. and serves
                                                                  as Chairman of the Board of trustees of Clarkson
                                                                  University and as a life trustee of Northwestern
                                                                  University. He served as Chairman of the Board of the
                                                                  Company from April, 1989, to May, 1991.

Peter B. Hamilton...................          52         1998   Mr. Hamilton is Executive Vice President and Chief
                                                                  Financial Officer of Brunswick Corporation, a branded
                                                                  recreational products company, and has held those
                                                                  positions since 1998. Mr. Hamilton is also Chairman of
                                                                  Brunswick Indoor Recreation. He was Senior Vice
                                                                  President and Chief Financial Officer of Brunswick
                                                                  Corporation from 1995 to 1998. From 1988 to 1995, he was
                                                                  Vice President and Chief Financial Officer of Cummins
                                                                  Engine Company, Inc. Mr. Hamilton is also a director of
                                                                  the Kemper National Insurance Companies.

                                                   YEAR FIRST
                                                    ELECTED A             POSITION WITH THE COMPANY OR PRINCIPAL
NAME OF DIRECTOR                          AGE       DIRECTOR              OCCUPATION DURING THE PAST FIVE YEARS
------------------------------------      ---      -----------  ----------------------------------------------------------
Richard C. Osborne..................          55         1989   Mr. Osborne is Chairman of the Board, President and Chief
                                                                  Executive Officer of the Company. Mr. Osborne has been
                                                                  Chairman of the Board since May, 1991 and President and
                                                                  Chief Executive Officer since April, 1989. He was an
                                                                  Executive Vice President of Household Manufacturing,
                                                                  Inc. from 1982 to April, 1989.

    Each of the directors has been engaged in the principal occupation(s) described above during the past five years.

                 INFORMATION CONCERNING THE BOARD OF DIRECTORS

    The Board held five meetings during 1998. The standing committees of the Board also held a total of five meetings. The average attendance at the aggregate of the total number of meetings of the Board and the total number of committee meetings was 98%. All persons who were directors of the Company in 1998 attended at least 75% of the aggregate total number of meetings of the Board and meetings of any committee of the Board on which they served. The Board has standing Audit, Compensation, Governance and Executive Committees. The Governance Committee performs many of the functions of a standing nominating committee.

    The Audit Committee consists of Robert G. Rettig, Peter B. Hamilton, George
D. Kennedy, and James J. O'Connor. Mr. Rettig is the Chairman of the Committee. The Audit Committee's duties and functions include reviewing the internal accounting controls and audit functions of the Company and its subsidiaries, the Company's accounting principles, policies and practices, and financial reporting, the scope of the audits conducted by the Company's independent public accountants and internal auditors, and the annual financial statements of the Company and its subsidiaries. The Audit Committee is responsible for informing the Chief Executive Officer of the Company and the Board of any material concerns that may arise in connection with its review. The Audit Committee also recommends to the Board the selection of the Company's principal independent public accountants and reviews their professional services to determine if their independence may have been impaired by the performance of any non-audit services. The Audit Committee met twice during 1998.

    The Compensation Committee consists of Frank W. Considine, Donald C. Clark and Richard L. Thomas. Mr. Considine is the Chairman of the Committee. The Compensation Committee is responsible for determining the salaries, salary ranges and bonuses of the five highest paid executive officers of the Company and its subsidiaries. It also recommends to the Board the adoption of, or any substantive amendments to, any pension, profit-sharing, employee benefit or long-term executive compensation plan or program in which senior management participates. The Compensation Committee is also responsible for the granting of stock options, stock appreciation rights and other awards under any long-term executive incentive compensation plan or program of the Company. The Compensation Committee met twice during 1998.

    The Governance Committee consists of George D. Kennedy and Frank W. Considine. Mr. Kennedy is the Chairman of the Committee. The Governance Committee is responsible for, among other things, recommending to the Board possible candidates for election to the Board (with the final determination to be made by action of the Board), considering any shareholder recommendations of proposed candidates for election to the Board, periodically reviewing each director's continuation on the Board in consultation with such director and the Chief Executive Officer and the Chairman of the Board, assigning individual members of the Board to one or more committees of the Board, and reviewing, from time to time, the compensation of the Board and recommending to the Board such changes as the Governance Committee deems appropriate. The Governance Committee met once in 1998.

DIRECTORS' FEES AND COMPENSATION

    Non-employee directors of the Company receive for their services (1) an annual retainer fee paid in Shares with a total market value of approximately $20,000, determined as of the day immediately preceding the date of the annual meeting of the shareholders of the Company, and (2) a fee of $1,000 for each Board and committee meeting attended. In addition, any non-employee director who serves as chairman of the Audit, Compensation, Executive or Governance Committees of the Board receives, as compensation for those services, additional Shares with a total market value of approximately $3,000, determined as of the same valuation date used in determining the number of shares to be granted to the directors as annual retainer fees. The Company transfers shares of treasury stock to the directors in payment of such fees at the time of, or shortly after, the first meeting of the Board following the annual meeting of the shareholders of the Company.

    Under the Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan"), as currently in effect, each director of the Company who is not otherwise an employee of the Company or any of its subsidiaries also received, as of the effective date of the plan, or received or will receive, on the next business day following his or her appointment to the Board, an option to purchase 2,000 Shares. An option to purchase an additional 1,000 Shares is automatically granted to each non-employee director on the next business day following the date of each annual meeting of shareholders. The exercise price per share of each option granted is equal to the fair market value of a Share on the date of grant.

    On May 15, 1998, the Board amended the Non-Employee Directors' Plan and awarded each of the six persons who were non-employee directors of the Company as of that date an option to acquire 2,000 shares of Common Stock at an exercise price of $28.00 per share, the fair market value of the Common Stock as of that date. The shareholders of the Company approved such amendment at the 1999 Annual Meeting of Shareholders on May 13, 1999.

    Upon his reappointment to the Board on May 15, 1998, Mr. James J. O'Connor also received an option to acquire 2,000 shares of Common Stock at an exercise price of $28.00 per share, and upon his appointment to the Board on October 20, 1998, Mr. Peter B. Hamilton received an option to acquire 2,000 shares of Common Stock at an exercise price of $15.03125 per share, the fair market value of the Common Stock as of that date.

    Each option granted under the Non-Employee Directors' Plan vests 100% and thus becomes exercisable on the earliest of (1) the date immediately preceding the first annual meeting following the date of the grant of the option, (2) the death or disability of the non-employee director during his service as a director, or (3) a change of control of the Company. Options generally expire 10 years and one day from the date of grant, subject to earlier termination under certain circumstances if the director's service on the Board terminates before the expiration of such ten-year period.

                       EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth the names, ages and positions of all executive officers of the Company, the period that each has held his position with the Company and a brief account of each such officer's business experience during the past five years. Executive officers are appointed annually at a meeting of the Board held as soon as practicable after each annual meeting of the Company's shareholders. Officers of the Company are appointed to serve until the next annual election of officers and until their respective successors are chosen.

NAME OF EXECUTIVE OFFICER                 AGE                                      TITLE
------------------------------------      ---      ---------------------------------------------------------------------
Richard C. Osborne..................          55   Mr. Osborne is Chairman of the Board and has held that position since
                                                     May 1991. He is also President, Chief Executive Officer and a
                                                     Director of the Company and President and Director of Scotsman
                                                     Group Inc. ("SGI") and has held those positions since April 1989.

Robert C. Eimers....................          51   Mr. Eimers is Vice President-Human Resources of the Company and
                                                     Assistant Secretary of SGI, and has held those positions since
                                                     November 1998. From November 1997 to November 1998, he was a
                                                     partner at the human resource consulting firm of Medina & Thompson.
                                                     From February 1995 to September 1997, Mr. Eimers served as Senior
                                                     Vice President-Human Resources at Service Merchandise. He served as
                                                     Vice President-Human Resources at Sonoco Products Company from June
                                                     1988 to February 1995.

David M. Frase......................          51   Mr. Frase is a Vice President of the Company and has held that position since May 1997. He is also President and General Manager of Kysor Panel Systems, and has held those positions since 1987.

Donald D. Holmes....................          61   Mr. Holmes is Vice President-Finance and Secretary of the Company and
                                                     Vice President-Finance, Secretary and Director of SGI and has held those positions since April 1989.

Christopher D. Hughes...............          52   Mr. Hughes is a Vice President of the Company and has held that position since June 1994. He is also President of Booth and has held that position since May 1994. From 1993 to May 1994, he was
                                                     Vice President/General Manager of the Central and Western Transit
                                                     Operations of Morrison Knudsen Corporation, a division engaged in the business of assembling new and overhauling used passenger rail cars.

Emanuele Lanzani....................          65   Mr. Lanzani is a Executive Vice President of the Company and has held that position since April 1989. He is also Managing Director,
                                                     Frimont and Castel MAC. Mr. Lanzani has been Managing Director of
                                                     Castel MAC since its acquisition by Household in October 1985 and he has been Managing Director of Frimont since 1968.

Randall C. Rossi....................          47   Mr. Rossi is a Vice President of the Company and has held that position since January 1995. He is also President of Scotsman Ice
                                                     Systems and has held that position since January 1995. From January
                                                     1994 to January 1995, he was

NAME OF EXECUTIVE OFFICER                 AGE                                      TITLE
------------------------------------      ---      ---------------------------------------------------------------------
                                                     Executive Vice President of Scotsman Ice Systems. From 1989 to
                                                     January 1994, he was Vice President-Sales and Marketing of Scotsman
                                                     Ice Systems.

Michael de St. Paer.................          54   Mr. de St. Paer is a Vice President of the Company and has held that position since April 1994. He is also Managing Director of Scotsman
                                                     Beverage Systems and has held that position since September 1998.
                                                     From June 1997 to September 1998 he was Managing Director of
                                                     Scotsman Beverage Group--Europe. From April 1993 to June 1997, Mr.
                                                     de St. Paer was Managing Director of Whitlenge.

Graham E. Tillotson.................          47   Mr. Tillotson is a Vice President of the Company and President of
                                                     Delfield. He has held those positions since June 1997. From January
                                                     1997 to June 1997, he served as Interim President of Delfield. From
                                                     1984 to December 1996, he was Vice President, Sales & Marketing of
                                                     Delfield.

Logan F. Wernz......................          55   Mr. Wernz is a Vice President of the Company and has held that position since May 1997. He is also President and General Manager of Kysor//Warren and has held those positions since 1988.

                        SECURITY OWNERSHIP OF MANAGEMENT

    The following table shows the beneficial ownership of Shares for each director and each executive officer named in the Summary Compensation Table elsewhere in this Information Statement, and all directors and executive officers of the Company as a group. Information is provided as of June 30, 1999, unless otherwise indicated.

                                                                                  NO. OF SHARES
                                                                                 OF COMMON STOCK
                                                                                  BENEFICIALLY           PERCENT OF
                                                                                    OWNED(1)              CLASS(2)
                                                                           ---------------------------  -------------
DIRECTORS
Donald C. Clark..........................................................           52,335(3)                    *
Frank W. Considine.......................................................           21,654(3)                    *
Peter B. Hamilton........................................................            4,339(3)                    *
George D. Kennedy........................................................           21,944(3)                    *
James J. O'Connor........................................................           15,425(3)                    *
Richard C. Osborne.......................................................          288,024(3)                 2.66%
Robert G. Rettig.........................................................           21,315(3)                    *
Richard L. Thomas........................................................           10,470(3)                    *

CERTAIN EXECUTIVE OFFICERS
David M. Frase...........................................................            5,960(3)                    *
Donald D. Holmes.........................................................          109,517(3)                 1.02%
Christopher D. Hughes....................................................           20,415(3)                    *
Emanuele Lanzani.........................................................           78,429(3)                    *
Directors and Executive Officers as a Group (17 individuals, including
  all those listed above)................................................          743,370(3)(4)              6.72%

------------------------

 *  Less than one percent of the outstanding Common Stock.

(1) Information relating to the number of shares of Common Stock beneficially owned by directors and executive officers is based upon information furnished by, or on behalf of, each person to the Company, or reflected in the records of (i) the Tax Reduction Investment Plan ("TRIP") of SGI, the Kysor Industrial Corporation Savings Plan, or The Delfield Company 401(k) Savings & Profit Sharing Retirement Plan (collectively, the "401(k) Plans"), or (ii) the Long-Term Executive Incentive Compensation Plan or the Non-Employee Directors' Plan. Information relating to shares held in the 401(k) Plans has been furnished as of March 31, 1999, the latest date for which such information is available. Except as indicated otherwise in the notes to this table, each person named in the table has sole voting and investment power over the number of shares of Common Stock listed opposite his name.

(2) Based upon a total of 10,627,875 issued and outstanding shares of Common Stock as of June 30, 1999.

(3) Includes shares that could be acquired within 60 days after June 30, 1999 pursuant to the exercise of stock options as follows: Mr. Clark, Mr. Considine, Mr. Kennedy, and Mr. Rettig, each 7,000; Mr. Hamilton, 2,000; Mr. O'Connor, 4,000; Mr. Thomas, 4,000; Mr. Osborne, 207,445; Mr. Frase, 1,000;
    Mr. Holmes, 68,030; Mr. Hughes, 8,925 and Mr. Lanzani, 68,885; all directors and officers as a group, 433,935. Also includes certain shares held for the account of executive officers under the 401(k) Plans with respect to which each such officer has sole voting but no investment power as follows: Mr. Osborne, 7,475; Mr. Frase, 227; Mr. Holmes, 9,570; Mr. Hughes, 5,497; all executive officers as a group, 26,375.

(4) Does not include 1,467 shares held by the wife of an executive officer as to which he disclaims beneficial ownership.

                             PRINCIPAL STOCKHOLDERS

    The following persons are known to the Company to be the beneficial owners of more than 5% of the outstanding Shares as of the most recent date prior to the preparation of this Information Statement for which information is available to the Company.

                                                                                 NUMBER OF
                                                                                 SHARES OF
                                                                               COMMON STOCK     PERCENT OF CLASS OF
                                                                               BENEFICIALLY           COMMON
NAME AND ADDRESS OF BENEFICIAL OWNER                                               OWNED             STOCK(1)
---------------------------------------------------------------------------  -----------------  -------------------
Brinson Partners, Inc.
  UBS AG...................................................................        829,200(2)            7.80%
  209 South LaSalle Street
  Chicago, Illinois 60604-1295

Lazard Freres & Co. LLC....................................................        597,000(3)            5.62%
  30 Rockefeller Plaza
  New York, New York 10020

Neuberger & Berman, LLC....................................................      1,244,700(4)           11.71%
  605 Third Avenue
  New York, New York 10158-3698

Samuel R. Shapiro
  Shapiro Capital Management Company, Inc..................................      1,115,700(5)           10.50%
  3060 Peachtree Road, N.W.
  Atlanta, Georgia 30305

------------------------

(1) Based upon a total of 10,627,875 Shares issued and outstanding on June 30, 1999.

(2) Based on information provided in a Schedule 13G, as amended, filed with the SEC on February 16, 1999, by Brinson Partners, Inc. ("BPI") and UBS AG. According to the filing, BPI is an investment adviser and an indirect, wholly owned subsidiary of UBS AG, which is a bank. BPI and UBS AG, by reason of its indirect ownership of BPI, have shared voting and shared dispositive power with respect to all 829,200 Shares reported.

(3) Based on information provided in a Schedule 13G, filed with the SEC on February 16, 1999, by Lazard Freres & Co. LLC. According to the filing, Lazard Freres & Co. LLC has sole dispositive power with respect to all 597,000 Shares, sole voting power with respect to 536,400 Shares, and no voting power with respect to the remaining Shares.

(4) Based on information provided in a Schedule 13G, as amended by Amendment No. 7, filed with the SEC on March 3, 1999 by Neuberger & Berman LLC. According to the filing, Neuberger & Berman LLC has shared dispositive power with respect to all 1,244,700 Shares, sole voting power with respect to 785,600 Shares and no voting power with respect to the remaining Shares. According to the filing, the Shares do not include 170,500 Shares owned by principals of Neuberger & Berman LLC in their personal securities accounts as to which Neuberger & Berman LLC disclaims beneficial ownership.

(5) Based on information provided in a Schedule 13G, filed with the SEC on April 9, 1998 by Shapiro Capital Management Company, Inc. ("SCMC") and Samuel R. Shapiro. According to the filing, SCMC has sole voting power and sole dispositive power with respect to all 1,115,700 Shares, and Mr. Shapiro is the president, a director and a majority shareholder of SCMC and may be deemed to have beneficial ownership of the Shares reported by virtue of that affiliation. According to information reported by an on-line service provider in a Schedule 13F filed with the SEC for the fiscal quarter ended December 31, 1998, SCMC reported sole voting and dispositive power with respect to 1,411,650 Shares or 13.31% of the outstanding Shares.

                             EXECUTIVE COMPENSATION

    The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                                LONG-TERM COMPENSATION
                                                                                            ------------------------------
                                                                                                        AWARDS
                                                             ANNUAL COMPENSATION(2)         ------------------------------
                                                       -----------------------------------                    SECURITIES
                                                                                 OTHER        RESTRICTED      UNDERLYING
                              PRINCIPAL                                         ANNUAL           STOCK           STOCK
NAME                         POSITION(1)      YEAR      SALARY      BONUS        COMP.          AWARDS        OPTIONS(#)
--------------------------  --------------  ---------  ---------  ---------  -------------  ---------------  -------------
R. Osborne................  Chairman of          1998  $ 474,167  $ 327,175           --       $       0          45,000
                            the Board, CEO       1997  $ 432,500  $ 285,000           --       $       0          40,000
                            & President          1996  $ 365,000  $ 325,000           --       $       0          19,100

D. Holmes.................  VP Finance &         1998  $ 225,000  $  91,125           --       $       0          13,000
                            Secretary            1997  $ 208,750  $  80,000           --       $       0           6,100
                                                 1996  $ 177,083  $  95,000           --       $       0           7,200

E. Lanzani................  Exec. VP;            1998  $ 195,534  $  61,422           --       $       0           5,000
                            Mgng. Dir.,          1997  $ 192,079  $  26,664           --       $       0           3,500
                            Frimont S.p.A.       1996  $ 197,396  $  82,460           --       $       0           5,100
                            & Castel MAC
                            S.p.A.

C. Hughes.................  VP; President,       1998  $ 153,962  $  67,682           --       $       0           3,500
                            Booth/Crystal        1997  $ 143,019  $  25,314           --       $       0           2,700
                            Tips                 1996  $ 138,154  $  28,183           --       $       0           4,000

D. Frase..................  VP; President,       1998  $ 141,680  $  77,315           --       $       0           4,000
                            Kysor Panel        1997(4) $ 105,463  $  67,296           --       $       0              --
                            Systems

                               PAYOUTS
                            -------------      ALL
                                LTIP          OTHER
NAME                           PAYOUTS      COMP.(3)
--------------------------  -------------  -----------
R. Osborne................    $       0     $  25,910
                              $       0     $  25,575
                              $       0     $  18,167
D. Holmes.................    $       0     $  11,702
                              $       0     $  10,523
                              $       0     $   8,362
E. Lanzani................    $       0     $       0
                              $       0     $       0
                              $       0     $       0
C. Hughes.................    $       0     $   6,818
                              $       0     $   6,760
                              $       0     $   6,010
D. Frase..................    $       0     $   5,490
                              $       0     $     579

------------------------------

(1) Each executive officer held the same position with the Company in each of the years indicated.

(2) Includes amounts earned in the fiscal year, whether or not deferred.

(3) Amounts in this column consist of (i) Company-matching contributions to the 401(k) Plans and to SGI's Supplemental Tax Reduction Investment Plan and
    (ii) life insurance premiums.

(4) The compensation reported is for a partial year, beginning on March 12, 1997, the date on which the Company acquired Kysor Industrial Corporation ("Kysor") and Mr. Frase became an executive officer of the Company.

OPTIONS AND STOCK APPRECIATION RIGHTS

    The following tables summarize option grants to and exercises by the executive officers named in the Summary Compensation Table above during the 1998 fiscal year and the value of the options held by such persons at the end of the 1998 fiscal year. No stock appreciation rights have been granted to date by the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR
                           POTENTIAL REALIZABLE VALUE

                                            INDIVIDUAL GRANTS IN 1998                      POTENTIAL REALIZABLE VALUE AT ASSUMED
                           -----------------------------------------------------------
                            NUMBER OF                                                           ANNUAL RATES OF STOCK PRICE
                           SECURITIES      % OF TOTAL                                      APPRECIATION FOR 10-YEAR OPTION TERM
                           UNDERLYING        OPTIONS                                    -------------------------------------------
                             OPTIONS       GRANTED TO         EXERCISE     EXPIRATION       0%
NAME                         GRANTED      EMPLOYEES(1)        PRICE(2)        DATE          --             5%             10%
-------------------------  -----------  -----------------  --------------  -----------               --------------  --------------
R. Osborne...............      45,000              29.84%  $      26.5625    02/11/08    $       0   $      751,726  $    1,905,026
D. Holmes................      13,000               8.62%  $      26.5625    02/11/08    $       0   $      217,165  $      550,341
E. Lanzani...............       5,000               3.32%  $      26.5625    02/11/08    $       0   $       83,525  $      211,670
C. Hughes................       3,500               2.32%  $      26.5625    02/11/08    $       0   $       58,468  $      148,169
D. Frase.................       4,000               2.65%  $      26.5625    02/11/08    $       0   $       66,820  $      169,336
All Shareholders(3)......                                                                $       0   $  177,021,092  $  448,607,470
Named Executive Officers' Gains as a % of all Shareholder Gains.......................                        0.665%          0.665%

------------------------

(1) Based on 150,800 options granted to all employees.

(2) Fair market value (the average of the high and low prices for the Shares as reported on the New York Stock Exchange) on February 10, 1998, the date of grant.

(3) Total dollar gains based on the assumed annual rates of appreciation shown here and calculated on 10,596,880 outstanding Shares--the number of Shares outstanding on December 31, 1998.

                   AGGREGATED OPTION EXERCISES IN LAST FISCAL
                     YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                                                          TOTAL VALUE
                                                                                                               OF
                                                                                   TOTAL NUMBER OF        UNEXERCISED
                                                                                      SECURITIES          IN-THE-MONEY
                                                                                UNDERLYING UNEXERCISED    OPTIONS HELD
                                                NUMBER OF                          OPTIONS HELD AT         AT FISCAL
                                                 SHARES                            FISCAL YEAR END        YEAR END(1)
                                               ACQUIRED ON         VALUE      --------------------------  ------------
NAME                                            EXERCISE         REALIZED     EXERCISABLE  UNEXERCISABLE  EXERCISABLE
------------------------------------------  -----------------  -------------  -----------  -------------  ------------
R. Osborne................................              0        $       0       194,295        89,025    $  1,714,862
D. Holmes.................................              0        $       0        68,555        22,875    $    612,889
E. Lanzani................................              0        $       0        74,635        11,275    $    673,019
C. Hughes.................................              0        $       0         5,450         8,450    $     11,671
D. Frase..................................              0        $       0             0         4,000    $          0


NAME                                        UNEXERCISABLE
------------------------------------------  -------------
R. Osborne................................   $    36,807
D. Holmes.................................   $    13,903
E. Lanzani................................   $     9,623
C. Hughes.................................   $     7,682
D. Frase..................................   $         0

------------------------

(1) Based on the fair market value of the Shares on December 31, 1998 of $20.21875 (the average of the high and low prices for the Common Stock as reported on the New York Stock Exchange).

PENSION PLANS

    Mr. Osborne, Mr. Holmes and Mr. Hughes participate in the Salaried Pension Plan of SGI (the "SGI Salaried Pension Plan") and Mr. Frase participates in The Kysor Industrial Corporation Administrative Pension Plan (the "Kysor Administrative Pension Plan"). The SGI Salaried Pension Plan and the Kysor Administrative Pension Plan are non-contributory, defined benefit plans for certain salaried employees of SGI and its subsidiaries and Kysor and its subsidiaries, respectively. Under both plans, (1) the amount of a participant's pension benefits depends primarily on years of employment, age at retirement, and average annual compensation (salary plus bonus, whether paid in cash or stock) for the five successive highest-paid years out of the employee's last ten years of employment, and further adjusted based on wages subject to Social Security taxes, (2) participants become fully vested in their accrued pension benefits after five years of service, and (3) payment of vested pension benefits normally begins at age 65, but an early retirement benefit at reduced levels may be paid if a participant is at least 55 years of age with 10 years of service.

    Effective January 1, 1994, SGI adopted the Supplemental Executive Retirement Plan (the "Supplemental Plan") under which each participant receives the benefits that he or she would have received under the SGI Salaried Pension Plan except for certain limitations on compensation and benefits imposed under the Internal Revenue Code of 1986, as amended (the "Code"). Kysor does not have a comparable plan, and benefits received under the Kysor Administrative Pension Plan are limited by certain aspects of the Code.

    The following table illustrates the amount of annual pension benefits payable under the SGI Salaried Pension Plan (including amounts payable under the Supplemental Plan, where applicable) for eligible employees retiring at age 65 with the following remuneration and numbers of credited years of service. The benefits shown are computed on a straight-life annuity basis.

                SGI SALARIED PENSION PLAN AND SUPPLEMENTAL PLAN

                                                                            YEARS OF SERVICE
                                                       ----------------------------------------------------------
REMUNERATION                                               15          20          25          30          35
-----------------------------------------------------  ----------  ----------  ----------  ----------  ----------
$100,000.............................................  $   18,082  $   24,110  $   30,137  $   36,165  $   42,192
$175,000.............................................  $   33,708  $   44,944  $   56,180  $   67,416  $   78,652
$250,000.............................................  $   49,334  $   65,779  $   82,223  $   98,668  $  115,113
$325,000.............................................  $   64,960  $   86,613  $  108,267  $  129,920  $  151,573
$400,000.............................................  $   80,586  $  107,448  $  134,310  $  161,172  $  188,034
$475,000.............................................  $   96,212  $  128,282  $  160,353  $  192,424  $  224,494
$550,000.............................................  $  111,838  $  149,117  $  186,396  $  223,675  $  260,955
$625,000.............................................  $  127,464  $  169,951  $  212,439  $  254,927  $  297,415
$700,000.............................................  $  143,089  $  190,786  $  238,482  $  286,179  $  333,875
$775,000.............................................  $  158,715  $  211,620  $  264,526  $  317,431  $  370,336
$850,000.............................................  $  174,341  $  232,455  $  290,569  $  348,682  $  406,796
$925,000.............................................  $  189,967  $  253,290  $  316,612  $  379,934  $  443,257

For purposes of determining benefits under the SGI Salaried Pension Plan for Mr. Osborne, Mr. Holmes and Mr. Hughes, credited years of service and the amount of covered compensation (salary plus bonuses paid in cash or stock) for 1998 were as follows: Mr. Osborne, 20 years and $759,167; Mr. Holmes, 24 years and $305,000; Mr. Hughes, 15 years and $179,276. Covered compensation, in each case, is equal to the salary reported for such officer in the Summary Compensation Table for 1998 plus the bonus reported for 1997 since bonuses earned in a given fiscal year are paid the following fiscal year.

    In calculating credited years of service under the SGI Salaried Pension Plan, years of service with Household or its former subsidiaries prior to the spin-off of the Company by Household in 1989 have been taken into account.

    The following table illustrates the amount of annual pension benefit payable under the Kysor Administrative Pension Plan for eligible employees retiring at age 65 with the following remuneration and number of credited years of service. The benefits shown are computed on a straight-life annuity basis.

                       KYSOR ADMINISTRATIVE PENSION PLAN

                                                                             YEARS OF SERVICE
                                                          -------------------------------------------------------
REMUNERATION                                                 15         20         25          30          35
--------------------------------------------------------  ---------  ---------  ---------  ----------  ----------
$100,000................................................  $  20,604  $  27,472  $  34,340  $   41,208  $   43,523
$150,000................................................  $  32,642  $  43,523  $  54,403  $   65,284  $   68,756
$200,000................................................  $  37,089  $  49,452  $  61,815  $   74,177  $   81,951
$250,000................................................  $  41,372  $  56,115  $  70,858  $   85,601  $  100,344
$300,000................................................  $  47,041  $  64,934  $  82,826  $  100,718  $  118,611

For purposes of determining benefits under the Kysor Administrative Pension Plan, in 1998 Mr. Frase was credited with 23 years of service and his amount of covered compensation (salary plus bonuses paid in cash or stock) was $208,976. Covered compensation is equal to the salary reported for Mr. Frase in the Summary Compensation Table for 1998 plus the bonus reported for 1997 since bonuses earned in a given fiscal year are paid the following fiscal year. In calculating credited years of service under the Kysor Administrative Pension Plan, Mr. Frase's years of service with Kysor prior to its acquisition by the Company in 1997 have been taken into account.

    Mr. Lanzani is not covered by SGI's Salaried Pension Plan or Kysor's Administrative Pension Plan. Mr. Lanzani does, however, have an agreement with the Company's Italian subsidiary, Frimont S.p.A. ("Frimont"), which provides that he will receive monthly payments beginning at the later of July 1, 1999 or termination of his employment and ending at his death. These monthly payments will equal .0133 times his average monthly compensation times his credited service. For purposes of the agreement, "average monthly compensation" means his regular salary plus short-term bonuses received during the five-year period prior to termination of employment divided by 60 and "credited service" means the number of years of continuous service from November 7, 1967 to the date of termination of employment. For purposes of this plan, Mr. Lanzani is currently credited with 31 years of service, and he received a total of $222,198 in salary and bonuses in 1998. If Mr. Lanzani's employment is terminated before he reaches age 65, then at age 65 he will begin receiving such monthly payments.

EXECUTIVE COMPENSATION AND SEVERANCE AGREEMENTS, INCLUDING CHANGE OF CONTROL
  PROVISIONS

    Mr. Osborne has entered into an employment agreement with SGI under which he was entitled, in 1998, to an annual base salary of $480,000, subject to annual review, and to benefits under SGI's benefit plans. See "Board Compensation Committee Report on Executive Compensation--Base Salary." Effective March 1, 1999, Mr. Osborne's base salary was increased to $505,000. Under the agreement, Mr. Osborne was also eligible to receive, in 1998, an annual target bonus under the Company's Executive Incentive Compensation Program (the "Cash Incentive Program") equal to 60% of his annual salary. The agreement provides for certain continued compensation in the event of (1) termination of employment by SGI or its subsidiaries prior to age 65 for any reason other than willful and deliberate misconduct or disability for a specified period that prevents him from reasonably performing his duties, or (2) Mr. Osborne's resignation from his position prior to age 65 because of a reassignment to a position of lesser rank or status, reduction of salary, benefits or target bonus, or reassignment to a geographic area more than 50 miles from his residence as of the date the agreement was executed.

    In the event Mr. Osborne's employment is terminated or he resigns for any of the reasons described in the preceding paragraph, he will be entitled for the next 18 months to (1) continued salary at the rate at which last received, (2) continued target bonuses (prorated for such 18-month period) and (3) continuation of pension accrual, savings plan contributions, deferred compensation (if any) and medical and life insurance benefits or, with respect to the benefits described in clause (3), the economic equivalent thereof. Benefit plan accruals described in clause (3) that would be payable to Mr. Osborne on a deferred basis, were he to continue his employment, may be deferred or paid in an actuarially equivalent lump sum at the end of the 18-month period. Mr. Osborne's employment agreement further provides that SGI will reimburse Mr. Osborne for any excise tax due upon any of the benefits described in this paragraph and for any additional federal income and excise taxes due as the result of such reimbursement.

    Mr. Osborne and SGI have also entered into a separate, executive severance agreement (the "Severance Agreement") under which Mr. Osborne will be entitled to receive a single cash payment equal to the sum of (1) three times the amount of his highest annual base salary in effect during the immediately preceding 12-month period and (2) three times the amount of the greater of his then current target bonus under the Cash Incentive Program or the average target bonus paid or payable to him under the Cash Incentive Program in the last five fiscal years, if at any time before he reaches age 65, Mr. Osborne's employment with SGI is terminated or he resigns for "good reason" following a "change of control" of the Company. Under such circumstances, Mr. Osborne will also become fully vested in any accrued benefits in which he is not then fully vested under SGI's Salaried Pension Plan and in any employer matching contributions in which he is not then fully vested under SGI's TRIP or Supplemental Tax Reduction Investment Plan. SGI will be obligated to pay Mr. Osborne, within 30 days of his termination or resignation, a lump sum equal to the actuarial equivalent of such accrued benefits under the SGI Salaried Pension Plan and the amount of such employer matching contributions. SGI will also be obligated to keep in full force and effect, for a period of three years, all medical and insurance policies provided to Mr. Osborne by SGI at the same level of coverage and upon the same terms and conditions in effect as of the date of termination of his employment. Any payments made and benefits provided to Mr. Osborne under the Severance Agreement will be in lieu of those payments and benefits to which Mr. Osborne would otherwise be entitled under his employment agreement. The Severance Agreement further provides that SGI will reimburse Mr. Osborne for any excise tax due upon any payment made as a result of a change of control and for any additional federal income and excise taxes due as the result of such reimbursement.

    For purposes of the Severance Agreement, a "change of control" will be deemed to have occurred if any of the following events occurs:

(1) subject to certain specified exceptions, any individual, entity, or group, including any "person" (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) acquires beneficial ownership of 20% or more of the Shares or of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors (the "Voting Securities");

(2) persons who were directors of the Company as of a specified date or persons nominated by those directors to succeed to their positions or their successors (the "Incumbent Board") cease to constitute a majority of the Board;

(3) the shareholders approve a reorganization, merger or consolidation of the Company, unless, following such reorganization, merger or consolidation, (A) more than 60% of the Shares and 60% of the Voting Securities are owned by all or substantially all of the same persons who were beneficial owners of such securities immediately prior to such reorganization, consolidation or merger, in substantially the same proportions relative to one another, (B) no person beneficially owns 20% or more of the common stock or voting securities of the surviving corporation, other than specified entities controlled by the Company or a person who beneficially owned 20% or more of the Shares or the Voting Securities immediately prior to the reorganization, consolidation or merger, and (C) at least a majority of the members of the board of directors of the surviving corporation were members of the Incumbent Board; or

(4) the shareholders approve a plan of liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company to another corporation other than a corporation which meets the following requirements: (A) more than 60% of the common stock and 60% of the voting securities of the corporation are owned by all or substantially all of the same persons who were beneficial owners of the Shares and the Voting Securities immediately prior to such sale or disposition, in substantially the same proportions relative to one another, (B) no person beneficially owns 20% or more of the common stock or voting securities of the corporation, other than specified entities controlled by the Company or a person who beneficially owned 20% or more of the Shares or the Voting Securities immediately prior to such sale or disposition, and (C) at least a majority of the members of the board of directors of the corporation were members of the Incumbent Board.

    Mr. Osborne will be deemed to have had "good reason" to terminate his employment with SGI following a change of control if, among other things, without his written consent, he is assigned to duties inconsistent with his duties or responsibilities with SGI immediately prior to the change of control, his salary or benefits are reduced, he is reassigned to any location other than the facility where he is located at the time of the change of control or, following a merger or consolidation in which the Company is not the surviving corporation or the transfer of all or substantially all of the assets of the Company to another corporation, SGI fails to obtain from such corporation an agreement to assume all of SGI's obligations under the Severance Agreement.

    Mr. Holmes, Mr. Lanzani, Mr. Hughes, and Mr. Frase also have employment agreements with SGI. Under their employment agreements with SGI, Mr. Holmes, Mr. Lanzani, Mr. Hughes, and Mr. Frase are currently entitled to annual base salaries of $242,000, 365,200,000 Lire (approximately $210,000 as of December 31, 1998), $156,000, and $158,000, respectively, subject to annual review. Under their employment agreements, each of these four executive officers was eligible to receive, in 1998, an annual target bonus equal to 35% of their annual salary. The remaining provisions of their employment agreements are identical to those of Mr. Osborne's employment agreement except that (1) the provisions relating to continuation of compensation apply for a period of 12, rather than 18 months,
(2) there is no provision in the agreements for reimbursement of excise taxes, and (3) each agreement will remain in effect, not until the executive officer who is a party to the agreement reaches age 65, but only until June 20, 2000, in the case of Mr. Holmes and Mr. Lanzani, October 15, 1999 in the case of Mr. Hughes, and December 18, 1999 in the case of Mr. Frase. Thereafter, the term of each agreement will be automatically extended each year for one additional year, unless the Compensation Committee delivers written notice of termination three months before the end of such term or extended term.

    Mr. Holmes and Mr. Lanzani have also entered into executive severance agreements with SGI. The provisions of those agreements are identical to the provisions of Mr. Osborne's Severance Agreement with SGI except that each of these officers will be entitled to receive a single cash payment equal to the sum of (1) two (rather than three) times the amount of his highest annual base salary in effect during the immediately preceding 12-month period and (2) two (rather than three) times the amount of the greater of his then current target bonus or the average target bonus paid or payable to him under the Cash Incentive Program in the preceding five fiscal years, if at any time before he reaches age 65, his employment is terminated or he resigns for "good reason" following a "change of control" of the Company. Unlike Mr. Osborne's Severance Agreement, such agreements may be terminated prior to the occurrence of a change of control by SGI upon six months' prior notice to the executive who is a party to the agreement, provided that, to the knowledge of the board of directors of SGI, no person has taken, at the time of such notice, steps reasonably calculated to effect a change of control.

OTHER AGREEMENTS

    Mr. Lanzani has an agreement with Frimont which provides that, so long as he is employed in his present position at Frimont, he will receive 2.4% of the annual net operating income of Frimont. This agreement replaced his prior ownership of 10% of the shares of Frimont. Since the payments made to Mr. Lanzani pursuant to this agreement replaced his prior ownership of shares of Frimont stock, the Company does not consider these payments to be cash compensation for services rendered and, accordingly, such payments have not been included in the summary compensation table set forth above.

OPTION PLANS

    The Company's Long-Term Executive Incentive Compensation Plan and Non-Employee Directors' Plan (collectively, the "Plans") provide that, upon a change of control, any options held by a participant shall become fully exercisable and vested. For purposes of the Plans, a "change of control" will be deemed to have occurred if any of the events constituting a "change of control" for purposes of the Severance Agreement (described above under "Executive Compensation and Severance Agreements, Including Change of Control Provisions") shall have occurred.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION(1)

    The Compensation Committee of the Board is responsible for developing executive compensation philosophies, determining the components of the executive compensation program, and assuring that the executive compensation program is administered in a manner consistent with its philosophies and objectives. All persons who were members of the Compensation Committee during the Company's last fiscal year were outside directors of the Company.

    The Committee believes that since each executive officer is in a position to make substantial contributions to the long-term success of the Company, the Company's executive compensation program should be structured to provide meaningful incentives to increase shareholder value. On an annual basis, the Committee reviews the actual results of each executive officer's performance against the objectives established by, and for, such executive for the preceding year. The Committee also reviews the components of the compensation program and plan for each executive officer for the upcoming year and relies upon the advice of independent compensation consultants regarding the competitiveness of the Company's compensation programs. The Committee approves the compensation plan for each executive officer with such modifications as it deems appropriate. During the year, the Committee reviews individual salaries in conjunction with the criteria for base salaries set forth below, taking into account any significant event that could affect program objectives and design.

    The Company's executive compensation program is comprised of a base salary, an annual cash incentive compensation program, and a long-term incentive compensation plan in the form of stock options, stock appreciation rights, restricted stock and restricted stock rights. In addition, executives are eligible for other benefits that are generally available to employees of the Company, including insurance coverage, retirement plans and vacations and holidays.

BASE SALARY

    Base salary ranges for executives are set at the 50th percentile of the national marketplace for manufacturing companies with sales in the range of $500 to $700 million. In determining salaries, the Committee takes into account salary rates compared with the marketplace, the performance of individuals and other factors deemed relevant by the Committee.

    Mr. Osborne's base salary for 1998 was fixed at $480,000, an increase of 7.9% over his 1997 base salary of $445,000. Despite the increase, Mr. Osborne's 1998 base salary was nevertheless somewhat below the median of chief executive officers of comparably sized manufacturing companies.

EXECUTIVE INCENTIVE COMPENSATION PROGRAM

    The Executive Incentive Compensation Program is a cash bonus program designed to provide increased incentives to key executives to meet or exceed aggressive financial targets and to accomplish significant projects contributing to the Company's success.

------------------------

(1) This report of the Compensation Committee of the Board appeared in the Proxy Statement for the Company's Annual Meeting of Shareholders held on May 13, 1999.

    The targets for awards under this program are set at the 50th percentile of the national marketplace. Incentives earned are based primarily on performance compared with financial targets established for the Company and/or a subsidiary or division of the Company at levels approved by the Committee. The financial targets include targets for earnings and cash flow. A portion of earned awards are based on discretionary factors to reflect individual contributions to the Company's success each year.

    In 1998, Mr. Osborne was eligible to receive incentive compensation ranging from 0% to 120% of his annual base salary, with a target payout of 60% of his annual base salary. For 1998, Mr. Osborne received a bonus of 69% of his annual base salary. In reviewing Mr. Osborne's incentive amount, the Committee considered the Company's operating performance in 1998 and other accomplishments affecting the Company's long-term growth. During 1998, the Company consolidated its international beverage systems operations and strengthened its position with major soft-drink suppliers in both Europe and the United States. The Company took numerous other steps intended to enhance its long-term performance, including the expansion of Kysor's Tennessee plant, and the implementation of demand-flow manufacturing and enhanced product delivery systems at The Delfield Company, the Company's wholly-owned subsidiary. The Company acquired, through Kysor, a controlling interest in Austral Refrigeration Pty. Limited, an Australian company, thus strengthening its position in Australia and facilitating future expansion into Southeast Asian markets. The Company also acquired, through its subsidiary Scotsman Drink Ltd., a one-third stake in Total Cellar Systems, an installer and servicer of beer dispensing equipment in the United Kingdom. In the light of such accomplishments, the Committee believes that the incentive award granted to Mr. Osborne was appropriate.

LONG-TERM EXECUTIVE INCENTIVE COMPENSATION PLAN

    The Committee believes that long-term incentives should provide significant portions of total compensation for executives while encouraging long-term stock ownership. The objectives of the Long-Term Executive Incentive Compensation Plan (the "Long-Term Incentive Plan") are to align executive and shareholder long-term interests by creating a strong and direct link between executive pay and shareholder return. The Committee endorses the value of stock ownership as an incentive for Company executives to increase shareholder value through improved executive performance.

    The Committee has established programs for each executive officer under the Long-Term Incentive Plan which provide for stock option grants with a value equal to the value of the awards granted to persons holding commensurate positions at similar-sized companies. The option exercise price is equal to the fair market value of the Common Stock on the date of the grant. Value to the executive is dependent upon an increase in the share price above the option exercise price. The program established for Mr. Osborne under the Long-Term Incentive Plan is based on competitive market data with the value determined by the widely accepted Black-Scholes methodology. In 1998, the Committee approved a stock option grant with a value commensurate with the market average. The Committee believes that an appropriate portion of Mr. Osborne's total compensation is tied directly to shareholder value.

BENEFIT PROGRAMS

    The Company provides its executive officers with insurance plans, including medical, dental, life, accidental death and dismemberment, travel and accident, and disability insurance plans, retirement programs and vacation and holiday plans. These plans are generally available to the Company's employees.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

    Section 162(m) of the Internal Revenue Code (the "Code") and related regulations provide that a public company may not deduct, for federal income tax purposes, compensation in excess of $1 million per year paid to the chief executive officer and each of the four other most highly compensated executive officers employed by the company at year-end, other than compensation which qualifies as "performance-based compensation" under the Code and related regulations or is otherwise exempt from the provisions of Section 162(m). Stock options and stock appreciation rights granted to such officers under the Long-Term Incentive Plan, as amended in 1997, should qualify as performance-based compensation under
Section 162(m). All compensation paid to the Company's chief executive officer and four other most highly compensated officers was deductible in 1997 and is expected to be deductible in 1998. In designing future compensation programs for the chief executive officer and other highly compensated executive officers, the Committee will take into account the deductibility of such compensation under
Section 162(m). The Committee may recommend, in the future, steps to assure the deductibility of other forms of compensation paid by the Company, in the event that the Committee determines that the benefits of such deductibility to the Company outweigh any loss of flexibility or other disadvantages involved in qualifying such compensation as performance-based compensation under Section 162(m).

                                    Frank W. Considine, Committee Chairman
                                    Donald C. Clark, Committee Member
                                    Richard L. Thomas, Committee Member

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Directors, officers and beneficial owners of more than 10 percent of the outstanding Shares are required to file with the SEC reports on Forms 3, 4 and 5 reflecting certain changes in their beneficial ownership of Shares. Pursuant to regulations adopted by the SEC, the Company is required to disclose each such person who failed to file any such report on a timely basis during the Company's most recent fiscal year. Based solely on a review of the Forms 3, 4 and 5 furnished to the Company and any amendments thereto, the Company believes that all of its officers, directors and greater than 10 percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during the 1998 fiscal year, except for Mr. David Frase, who failed to file a Form 4 on a timely basis reporting a transaction in Shares on October 22, 1998, and Mr. Graham Tillotson, who failed to file on a timely basis Form 4's reporting transactions in Shares on April 8, 1998 and August 18, 1998.

                   COMPARISON OF CUMULATIVE FIVE-YEAR RETURNS

    The graph below compares the cumulative total shareholder return on the Shares for the last five fiscal years with the cumulative total return of the Russell 2000 Index and the S&P Diversified Manufacturing Index over the same period. Most of the Company's direct competitors are private companies or small segments of larger companies and do not permit construction of a realistic peer group. Therefore, the S&P Diversified Manufacturing Index has been used in lieu of a peer group for this comparison.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
                       SCOTSMAN INDUSTRIES, RUSSELL 2000,
                       AND S&P DIVERSIFIED MANUFACTURING

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           SCOTSMAN INDUSTRIES  RUSSELL 2000  S&P DIVERSIFIED MANUFACTURING
12/31/93               $100.00       $100.00                        $100.00
12/31/94               $122.04        $98.18                        $103.63
12/31/95               $126.32       $126.10                        $145.87
12/31/96               $170.13       $146.90                        $201.02
12/31/97               $176.64       $179.75                        $239.34
12/31/98               $149.25       $175.18                        $277.09

Assumes $100 invested on December 31, 1993 in the Common Stock, Russell 2000, and S&P Diversified Manufacturing Group.

*   Total return assumes reinvestment of dividends on a quarterly basis.

INDEX TO EXHIBITS

EXHIBIT NO.  DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
Exhibit 1.   Agreement and Plan of Merger dated as of July 1, 1999 among Parent, the Offeror and the Company
             (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated July 1,
             1999 (the "Form 8-K")).

Exhibit 2.   Joint Press Release of the Company and Berisford dated July 2, 1999 (incorporated by reference to
             Exhibit 2 to the Form 8-K).

Exhibit 3.   Confidentiality Agreement dated as of April 29, 1999 between Berisford and the Company.

Exhibit 4.   Company Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
             Rule 14f-1 thereunder (included as Schedule I hereto).*

Exhibit 5.   Letter to Stockholders of the Company dated July 9, 1999.*

Exhibit 6.   Opinion of Morgan Stanley (included as Annex A hereto).*

------------------------

*   Included in copies mailed to stockholders of the Company.